UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

República Oriental del Uruguay
Exact name of registrant as specified in charter

0000102385
Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2016)
Electronic report, schedule or registration statement
of which the documents are a part (give period of report)

SEC file number, if available

S-_____
(Series identifiers(s) and name(s), if applicable; add more lines as needed)

C-_____
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2016
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Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

___ Rule 201 (Temporary Hardship Exemption)

___ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montevideo, Uruguay, on the 24th day of May 2017.

REPÚBLICA ORIENTAL DEL URUGUAY

By: /s/ DANILO ASTORI
Danilo Astori
Minister of Economy and Finance of
República Oriental del Uruguay

EXHIBIT C.2 TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

REPÚBLICA ORIENTAL DEL URUGUAY

Date of end of last fiscal year: December 31, 2016

EXHIBIT INDEX

Item	Description
Exhibit A:	None.
Exhibit B:	None.
Exhibit C.1:	The National Budget 2015-2019.*
Exhibit C.2:	Amendment to the National Budget 2015-2019, dated October 5, 2016.
Exhibit D:	Description of the Republic of Uruguay dated May 24, 2017.**
Exhibit E:	Debt Tables as of December 31, 2016.**

---

*Filed as Exhibit 99.C to the Registrant's Annual Report on Form 18-K for the year ended December 31, 2015 (File No. 333-07128), dated July 11th, 2016
**Filed pursuant to electronic filing of Form 18-K

EXHIBIT C.2

SECCIÓN I

DISPOSICIONES GENERALES

Artículo 1°.- Apruébase la Rendición de Cuentas y Balance de Ejecución Presupuestal correspondiente al ejercicio 2015, con un resultado:

1) Deficitario de $ 44.613.199.000 (cuarenta y cuatro mil seiscientos trece millones ciento noventa y nueve mil pesos uruguayos) correspondientes a la ejecución presupuestaria.

2) Superavitario de $ 12.561.904.000 (doce mil quinientos sesenta y un millones novecientos cuatro mil pesos uruguayos) por concepto de operaciones extrapresupuestarias, derivadas de la aplicación de normas legales.

Los importes referidos precedentemente surgen de los estados demostrativos y auxiliares que acompañan a la presente ley como anexos y forman parte de la misma.

Artículo 2°.- La presente ley regirá a partir del 1° de enero de 2017, excepto en aquellas disposiciones que en forma expresa establezcan otra fecha de vigencia.

Los créditos establecidos para sueldos, gastos de funcionamiento e inversiones, están cuantificados a valores de 1° de enero de 2016, y se ajustarán en la forma dispuesta en los artículos 68, 69, 70 y 82 de la Ley N° 15.809, de 8 de abril de 1986, y 4° de la Ley N° 18.719, de 27 de diciembre de 2010.

SECCIÓN II

FUNCIONARIOS

Artículo 3°.- Sustitúyese el artículo 35 de la Ley N° 19.121, de 20 de agosto de 2013, por el siguiente:

"ARTÍCULO 35. (Comisión de Análisis Retributivo y Ocupacional).- Créase en el ámbito de la Presidencia de la República la Comisión de Análisis Retributivo y Ocupacional.

La Comisión estará integrada por representantes de la Oficina de Planeamiento y Presupuesto, del Ministerio de Economía y Finanzas y de la Oficina Nacional del Servicio Civil, que la presidirá, y contará con el apoyo técnico de la Contaduría General de la Nación en el ámbito de su competencia.

Los cometidos de la Comisión serán el estudio y asesoramiento del sistema ocupacional y retributivo de los Incisos 02 al 15 del Presupuesto Nacional y del proceso de adecuación de las estructuras de cargos, debiendo pronunciarse preceptivamente acerca de la oportunidad y mérito de la provisión de vacantes.

El Poder Ejecutivo, previo informe favorable de la Comisión de Análisis Retributivo y Ocupacional y, de corresponder, cuando se hubieran utilizado los mecanismos de negociación colectiva previstos en la Ley Nº 18.508, de 26 de junio de 2009, definirá la asignación de retribuciones relacionadas al componente ocupacional y funcional y las de carácter variable y coyuntural relativo a actividades calificadas, siempre que el Inciso cuente con créditos suficientes.

El Poder Ejecutivo reglamentará el funcionamiento de la Comisión que se crea por el presente artículo pudiendo establecer para su apoyo la creación de subcomisiones técnicas, con participación de representantes de los funcionarios".

Artículo 4º.- Los organismos comprendidos en el inciso primero del artículo 49 de la Ley Nº 18.651, de 19 de febrero de 2010, y en el artículo 4º de la Ley Nº 19.122, de 21 de agosto de 2013, en cada oportunidad de iniciar un proceso de selección de personal para la provisión de vacantes, deberán indicar en forma expresa el o los perfiles que se cubrirán con los cargos, funciones y créditos presupuestales afectados al cumplimiento de dichas disposiciones.

En el ámbito de los Incisos 02 al 15 del Presupuesto Nacional, estos organismos deberán comunicar a la Oficina Nacional del Servicio Civil y a la Contaduría General de la Nación los siguientes datos, que surgirán del padrón presupuestal vigente al 31 de diciembre del ejercicio inmediato anterior:

A) Total de vacantes de cargos presupuestales y funciones contratadas de cualquier escalafón y grado, que reúnan las condiciones exigidas en la normativa citada en el inciso primero del presente artículo.

B) Importe total del crédito presupuestal correspondiente a los cargos presupuestales y a las funciones contratadas comunicadas.

C) Cargos vacantes y funciones contratadas que se afectarán para dar cumplimiento a los porcentajes mínimos legales.

Artículo 5°.- Sustitúyese el literal c) del artículo 4° de la Ley N° 15.757, de 15 de julio de 1985, por el siguiente:

"c) Establecer los planes y programas de capacitación de los funcionarios públicos, en función de las necesidades de los diferentes organismos y conforme a los principios de la carrera administrativa, pudiendo brindar asimismo cursos de nivel terciario no universitario, vinculados a la función pública. Los títulos que como consecuencia de estos últimos se expidan, serán registrados en la Dirección de Educación del Ministerio de Educación y Cultura".

SECCIÓN III

ORDENAMIENTO FINANCIERO

Artículo 6°.- Abátense las asignaciones presupuestales dispuestas en la Ley N° 19.355, de 19 de diciembre de 2015, para el ejercicio 2017, en el monto incremental de las mismas respecto del ejercicio 2016, con excepción de los incrementos producidos por reasignaciones de crédito dentro del Inciso, así como los establecidos con destino a:

1) Sistema Nacional Integrado de Cuidados, con excepción de $ 40.000.000 (cuarenta millones de pesos uruguayos) en el Inciso 15 "Ministerio de Desarrollo Social", programa 403 "Sistema Nacional Integrado de Cuidados - Protección Social". El Inciso comunicará a la Contaduría General de la Nación la distribución de las partidas a abatir, dentro de los noventa días de vigencia de la presente ley.

2) La partida correspondiente al Inciso 04 "Ministerio del Interior", establecida en el artículo 169.

3) Contrataciones de Participación Público Privada establecidas en el artículo 693.

4) Convenio salarial del Inciso 25 "Administración Nacional de Educación Pública" asignada en el artículo 671.

5) Convenio laboral del Inciso 29 "Administración de los Servicios de Salud del Estado", en lo que refiere a la presupuestación, asignada en el artículo 586.

6) Las partidas correspondientes al Inciso 27 "Instituto del Niño y Adolescente del Uruguay", programa 400 "Políticas transversales de Desarrollo Social", establecidas en el artículo 569, excepto la partida establecida para "Aumento Cuidadoras al 150% (Artículo 444 de la Ley N° 18.362, de 6 de octubre de 2008)", en tanto la disminución es financiada parcialmente en el artículo 126 de la presente ley.

7) Inciso 27 "Instituto del Niño y Adolescente del Uruguay", programa 461 "Gestión de la Privación de la Libertad", establecido en el artículo 569.

8) Inciso 33 "Fiscalía General de la Nación", por un importe de $ 17.897.242 (diecisiete millones ochocientos noventa y siete mil doscientos cuarenta y dos pesos uruguayos) asignados en el artículo 647 para la creación de cargos de 2017, los cuales se crean a partir del 1° de junio de dicho ejercicio.

9) Inciso 21 "Subsidios y Subvenciones" para la Agencia Nacional de Investigación e Innovación (ANII), establecida en el artículo 656.

10) Inciso 21 "Subsidios y Subvenciones" para la Fundación Instituto Pasteur de Montevideo, establecida en el artículo 659.

11) Inciso 21 "Subsidios y Subvenciones" para el Centro Uruguayo de Imagenología Molecular (CUDIM), establecida en el artículo 660.

12) Inciso 21 "Subsidios y Subvenciones", unidad ejecutora 011 "Ministerio de Educación y Cultura", programa 241 "Fomento a la Investigación Académica", para el Programa Desarrollo Ciencias Básicas (PEDECIBA), establecida en el artículo 662.

13) Los incrementos de los Subsidios y Subvenciones asignados en los artículos 665 y 666.

14) Fondo de Incentivo para la Gestión de los Municipios establecido en el artículo 676.

15) El incremento establecido para el Inciso 26 "Universidad de la República", programa 340 "Acceso a la Educación", en el artículo 561, con destino a retribuciones personales para financiar los acuerdos salariales con docentes y funcionarios.

16) El incremento establecido para el Inciso 26 "Universidad de la República", programa 348 "Programa de Desarrollo Institucional", en el artículo 562, con destino exclusivo a las remuneraciones que se incrementen derivadas del desarrollo de la política de Dedicación Total dentro del Proyecto Transversal "Investigación y Fortalecimiento de Posgrados".

17) El incremento establecido para el Inciso 26 "Universidad de la República", programa 350 "Programa de Atención a la Salud en el Hospital de Clínicas", en el artículo 564, con destino a gastos de funcionamiento e inversiones exclusivamente de la unidad ejecutora 015 "Hospital de Clínicas".

18) El incremento establecido en el Inciso 24 "Diversos Créditos", programa 343 "Formación y Capacitación", unidad ejecutora 029 "Administración de los Servicios de Salud del Estado" en el artículo 695, con destino a fortalecer los servicios asistenciales y académicos del Hospital de Clínicas.

19) El incremento establecido en el Inciso 24 "Diversos Créditos", programa 343 "Formación y Capacitación", unidad ejecutora 029 "Administración de los Servicios de Salud del Estado" en el artículo 696, con destino a formación y fortalecimiento de los recursos humanos de los servicios de salud.

20) El incremento establecido para el ejercicio 2017 para el Inciso 26 "Universidad de la República", programa 347 "Programa Académico", en el artículo 563, con destino al Proyecto Transversal N° 4 "Investigación y Fortalecimiento de Posgrados", será financiado por el Fondo para el Desarrollo, a través de la participación administrada por la Agencia Nacional de Desarrollo, quien deberá transferirle los fondos necesarios para ello al Inciso 26 "Universidad de la República". El incremento establecido para el ejercicio 2017 para el Inciso 26 "Universidad de la República" en el artículo 563, corresponderá a la fuente de financiamiento 1.2 "Recursos con Afectación Especial".

21) El incremento establecido para el ejercicio 2017 para el Inciso 31 "Universidad Tecnológica" en el artículo 612 con destino al financiamiento de "Servicios Personales". Esta partida será financiada con cargo a los fondos disponibles al 31 de diciembre de 2015, por parte del Fondo de Reconversión Laboral, previsto por los artículos 17 de la Ley N° 18.406, de 24 de octubre de 2008, y 593 de la Ley N° 18.719, de 27 de diciembre de 2010, administrado por el Instituto Nacional de Empleo y Formación Profesional (INEFOP). El incremento establecido para el ejercicio 2017 en el artículo 612

corresponderá a la fuente de financiamiento 1.2 "Recursos con Afectación Especial". A efectos de la instrumentación de lo dispuesto en este numeral, la Universidad Tecnológica y el INEFOP deberán acordar los cursos de formación a ser dictados con cargo a estos fondos.

Con el fin de dar cumplimiento a las excepciones establecidas en los numerales 15) a 19) del presente artículo, se disminuyen las siguientes partidas:

a) Los créditos presupuestales correspondientes al grupo 0 "Servicios Personales", en los Incisos y por los importes que se indican en cada caso, con carácter permanente y expresados a valores de 1° de enero de 2016:

Inciso	Importe
02 - Presidencia de la República	33.000.000
03 - Ministerio de Defensa Nacional	60.000.000
05 - Ministerio de Economía y Finanzas	76.000.000
06 - Ministerio de Relaciones Exteriores	6.000.000
07 - Ministerio de Ganadería, Agricultura y Pesca	20.000.000
08 - Ministerio de Industria, Energía y Minería	7.000.000
09 - Ministerio de Turismo	2.000.000
10 - Ministerio de Transporte y Obras Públicas	13.000.000
11 - Ministerio de Educación y Cultura	26.000.000
12 - Ministerio de Salud Pública	8.000.000
13 - Ministerio de Trabajo y Seguridad Social	9.000.000
14 - Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente	5.000.000
15 - Ministerio de Desarrollo Social	6.000.000
Total	271.000.000

Dentro de los ciento cincuenta días de vigencia de la presente ley, el Poder Ejecutivo, a propuesta de cada Inciso y con el asesoramiento previo de la Oficina Nacional del Servicio Civil, determinará los objetos del gasto a abatir y las vacantes que deben suprimirse. Vencido el plazo establecido en lo precedente, facúltase al Ministerio de Economía y Finanzas a suprimir en primera instancia los créditos presupuestales que no componen la dotación de los cargos y en segunda instancia, las vacantes de los grados inferiores de cada unidad ejecutora con sus respectivos créditos hasta alcanzar el monto a abatir dispuesto en la presente ley.

La reducción de los créditos correspondientes al Inciso 03 "Ministerio de Defensa Nacional" dispuesta precedentemente, se computará a efectos del cumplimiento de lo establecido por el artículo 149 de la Ley N° 19.355, de 19 de diciembre de 2015.

b) Los créditos presupuestales para el ejercicio 2017 correspondientes al Grupo 1 "Bienes de consumo" y Grupo 2 "Servicios No Personales", Fuente de Financiación 1.1 "Rentas Generales", en los Incisos y por los importes que se indican en cada caso:

Inciso	Importe	
	Grupo 1	Grupo 2
03 - Ministerio de Defensa Nacional	1.740.532	2.470.706
04 - Ministerio del Interior	517.914	2.555.610
05 - Ministerio de Economía y Finanzas	1.061.300	10.086.595
07 - Ministerio de Ganadería, Agricultura y Pesca	21.226	241.976
08 - Ministerio de Industria, Energía y Minería	492.443	1.566.479
09 - Ministerio de Turismo	369.332	-
10 - Ministerio de Transporte y Obras Públicas	-	1.328.748
11 - Ministerio de Educación y Cultura	-	1.859.398
12 - Ministerio de Salud Pública	42.452	33.962
14 - Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente	942.434	2.058.922
15 - Ministerio de Desarrollo Social	394.804	2.215.994
Total	5.582.437	24.418.390

c) Los créditos presupuestales en el Inciso 02 "Presidencia de la República" y el Inciso 24 "Diversos Créditos", unidad ejecutora 002 "Presidencia de la República", para el ejercicio 2017, por la suma de $ 50.000.000 (cincuenta millones de pesos uruguayos) correspondientes a gastos de funcionamiento e inversiones, exceptuando las partidas correspondientes a los programas 492 "Apoyo a Gobiernos Departamentales y Locales" y 372 "Caminería Departamental". El Inciso comunicará a la Contaduría General de la Nación la distribución de las partidas a abatir, dentro de los noventa días de vigencia de la presente ley.

Como complemento de lo dispuesto precedentemente, con el fin de dar cumplimiento a las excepciones dispuestas en los numerales 15) a 19) de la presente norma, el Poder Legislativo establecerá para el ejercicio 2017, un tope de ejecución en sus gastos de funcionamiento –excluidas las partidas de naturaleza salarial– e inversiones, por un monto de $ 36.000.000 (treinta y seis millones de pesos uruguayos) por debajo de la ejecución realizada en el ejercicio 2016.

Autorízase al Inciso 25 "Administración Nacional de Educación Pública" a utilizar en el ejercicio 2017, un monto de hasta $ 111.000.000 (ciento once millones de pesos uruguayos) que, habiéndose originado en excedentes del grupo 0 "Servicios Personales" de ejercicios anteriores a 2016, hubieren sido volcados al "Fondo de Infraestructura Pública – ANEP". El monto referido será reintegrado a Rentas Generales, y será utilizado con los destinos previstos en los artículos 552 y 554 de la Ley N° 19.355, de 19 de diciembre de 2015. Asimismo, autorízase al Inciso 25 "Administración Nacional de Educación Pública" a utilizar el "Fondo de Inasistencias" para el cumplimiento de los compromisos asumidos. Facúltase a la Contaduría General de la Nación a realizar las habilitaciones y trasposiciones necesarias a efectos de dar cumplimiento al presente inciso.

Artículo 7°.- Disminúyense los créditos presupuestales correspondientes al grupo 0 " Servicios Personales", en los Incisos y por los importes expresados a valores de enero de 2016, incluido el aumento salarial con la referida vigencia, que se indican en cada caso:

Inciso	2017	2018
02 - Presidencia de la República	18.000.000	
07 - Ministerio de Ganadería, Agricultura y Pesca	60.000.000	45.000.000
09 - Ministerio de Turismo	6.000.000	
10 - Ministerio de Transporte y Obras Públicas	45.000.000	
11 - Ministerio de Educación y Cultura	114.000.000	20.000.000
13 - Ministerio de Trabajo y Seguridad Social	9.000.000	
14 - Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente	14.000.000	
Total	266.000.000	65.000.000

Disminúyese, en los ejercicios 2018 y 2019, en el Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente", unidad ejecutora 004 "Dirección Nacional de Medio Ambiente", la suma de $ 8.000.000 (ocho millones de pesos uruguayos), programa 380 "Gestión Ambiental y Ordenación del Territorio", Financiación 1.1 "Rentas Generales", según el siguiente detalle:

Proyecto	Importe anual
735	2.000.000
747	2.000.000
752	2.000.000
755	2.000.000
Total	8.000.000

Dentro de los ciento cincuenta días de vigencia de la presente ley, el Poder Ejecutivo, a propuesta de cada Inciso y con el asesoramiento previo de la Oficina Nacional del Servicio Civil, determinará los objetos del gasto a abatir y las vacantes que deben suprimirse. Vencido el plazo establecido en lo precedente, facúltase al Ministerio de Economía y Finanzas a suprimir en primera instancia los créditos presupuestales que no componen la dotación de los cargos y en segunda instancia, las vacantes de los grados inferiores de cada unidad ejecutora con sus respectivos créditos hasta alcanzar el monto a abatir dispuesto en la presente ley.

De lo actuado se dará cuenta a la Asamblea General.

Artículo 8°.- Las asignaciones presupuestales establecidas en el artículo 5° de la Ley N° 19.355, de 19 de diciembre de 2015, se consideran expresadas a valores de enero de 2016.

Este artículo tendrá vigencia a partir de la promulgación de la presente ley.

Artículo 9°.- Los organismos comprendidos en el artículo 220 de la Constitución de la República deberán presentar en cada instancia presupuestal, conjuntamente con la Rendición de Cuentas, un informe relativo a las medidas adoptadas a efectos de lograr una mayor eficiencia en el gasto, así como el impacto presupuestal de cada una de esas medidas.

Artículo 10.- Sustitúyese el inciso tercero del artículo 21 de la Ley N° 17.556, de 18 de setiembre de 2002, por el siguiente:

"Ninguna persona física que preste servicios personales en organismos comprendidos en el artículo 221 de la Constitución de la República; las personas de derecho público no estatal y las entidades de propiedad estatal en las que el Estado o cualquier entidad pública posea participación mayoritaria, cualquiera sea su naturaleza jurídica, la naturaleza de su vínculo y su financiación, podrá percibir ingresos salariales mensuales permanentes, superiores al establecido en el inciso primero del presente artículo. La limitación establecida en esta norma regirá para aquellas contrataciones efectuadas a partir de la promulgación de la presente ley".

Artículo 11.- Los incisos de la Administración Central y organismos del artículo 220 de la Constitución de la República, financiarán con sus créditos presupuestales, las erogaciones resultantes del arrendamiento de inmuebles, ubicados en el país, cualquiera fuera su destino.

Los créditos presupuestales destinados al pago de arrendamientos vigentes en el ejercicio 2016, tendrán carácter permanente.

Deróganse los artículos 14 y 15 del Decreto-Ley N° 14.867, de 24 de enero de 1979; el literal C) del artículo 473 de la Ley N° 16.736, de 5 de enero de 1996; el artículo 496 de la Ley N° 17.296, de 21 de febrero de 2001, y el artículo 645 de la Ley N° 19.355, de 19 de diciembre de 2015.

Este artículo tendrá vigencia a partir de la promulgación de la presente ley.

Artículo 12.- Las habilitaciones de crédito realizadas al amparo del inciso tercero del artículo 49 de la Ley N° 17.930, de 19 de diciembre de 2005, en la redacción dada por el artículo 82 de la Ley N° 18.719, de 27 de diciembre de 2010, y del artículo 590 de la Ley N° 19.355, de 19 de diciembre de 2015, se realizarán por el importe ejecutado en el objeto del gasto 091 "Retribuciones de Ejercicio Vencido" del ejercicio inmediato anterior.

Lo dispuesto en el inciso anterior será de aplicación siempre que existan saldos suficientes en los créditos no ejecutados del grupo 0 " Servicios Personales" no prescriptos, en caso contrario se habilitará el saldo existente.

Cuando la habilitación realizada no fuera suficiente para abonar importes adeudados, el crédito se incrementará por el procedimiento previsto en el inciso primero del artículo 49 de la Ley N° 17.930, de 19 de diciembre de 2005, en la redacción dada por el artículo 82 de la Ley N° 18.719, de 27 de diciembre de 2010.

Artículo 13.- El procedimiento de pago de sentencias contra el Estado previsto en el artículo 400 del Código General del Proceso (CGP), aprobado por la Ley N° 15.982, de 18 de octubre de 1988, y sus modificativas, es de aplicación exclusiva a los Incisos del Presupuesto Nacional, salvo aquellos exceptuados por norma legal expresa.

Los Incisos condenados contarán con un plazo de cinco días corridos, desde que la sentencia que condene al pago de cantidad líquida y exigible o la sentencia que resuelva el incidente de liquidación, hubiere quedado firme, para poner en conocimiento del Ministerio de Economía y Finanzas de la existencia, contenido, monto y eventuales deducciones tributarias y de seguridad social, cuando la condena refiera a partidas de naturaleza salarial. Asimismo, deberán proporcionar copia de las sentencias y de la liquidación aprobada, para que se efectúen las previsiones correspondientes.

El depósito de la condena al que refiere el artículo 400.4 del CGP, podrá ser realizado en cuentas del Banco de la República Oriental del Uruguay o de otras instituciones bancarias adheridas al sistema de pagos de la Tesorería General de la Nación.

Concluido el procedimiento previsto en el artículo 400.7 del CGP el Inciso condenado del Presupuesto Nacional quedará legitimado para ejercitar la acción de repetición, debiendo en su caso, comunicar al Ministerio de Economía y Finanzas el resultado de la misma y el monto a devolver al Tesoro Nacional.

Artículo 14.- Sustitúyese el inciso tercero del artículo 499 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por el artículo 41 de la Ley Nº 18.362, de 6 de octubre de 2008 (artículo 58 del Texto Ordenado de la Contabilidad y Administración Financiera del Estado), por el siguiente:

"El margen de preferencia será aplicable en los casos de procedimientos competitivos, así como en los casos de compras directas por causales de excepción, cuando el monto supere el establecido para la obligatoriedad del pliego único de licitación".

Artículo 15.- Sustitúyese el artículo 489 de la Ley Nº 15.903, de 10 de noviembre de 1987, en la redacción dada por los artículos 29 de la Ley Nº 18.834, de 4 de noviembre de 2011, y 23 y 25 de la Ley Nº 19.355, de 19 de diciembre de 2015 (artículo 48 del Texto Ordenado de la Contabilidad y Administración Financiera del Estado), por el siguiente:

"ARTÍCULO 489.- El pliego único de bases y condiciones generales será complementado con un pliego de bases y condiciones particulares para cada contratación.

Dicho pliego deberá contener como mínimo:

A) La descripción del objeto.

B) Las condiciones especiales o técnicas requeridas.

C) El o los principales factores que se tendrán en cuenta para evaluar las ofertas, así como la ponderación de cada uno a efectos de determinar la calificación asignada a cada oferta, en su caso.

D) El o los tipos de moneda en que deberá cotizarse, el procedimiento de conversión en una sola moneda para la comparación de las ofertas y el momento en que se efectuará la conversión.

E) Las clases y monto de las garantías, si corresponden.

F) El modo de la provisión del objeto de la contratación.

G) Si se otorgan o no beneficios fiscales o de otra naturaleza y la determinación de los mismos.

H) Toda otra especificación que contribuya a asegurar la claridad necesaria para los posibles oferentes.

El ordenador interviniente determinará el precio del pliego particular o que no tenga costo.

El pliego particular podrá establecer que la adjudicación se pueda dividir de determinada forma entre dos o más oferentes.

Cuando el pliego particular no determine precisamente la cantidad a comprar, los oferentes podrán proponer precios distintos por cantidades diferentes de unidades que se adjudiquen.

En ningún caso, el pliego particular podrá exigir a los oferentes requisitos que no estén directamente vinculados a la consideración del objeto de la contratación o a la evaluación de la oferta, salvo que se encuentren establecidos en alguna disposición legal que expresamente lo exija para la presentación de ofertas y no consten en el Registro Único de Proveedores del Estado (RUPE), reservándose solo al oferente que resulte adjudicatario la carga administrativa de la demostración de estar en condiciones formales de contratar, sin perjuicio de las responsabilidades penales, civiles o administrativas que pudieran corresponder.

El pliego particular tampoco podrá exigir documentación a la que se pueda acceder a través del RUPE o cualquier sistema oficial de información de proveedores, excepto que el organismo contratante no esté integrado aún al RUPE de acuerdo a la reglamentación vigente.

Lo establecido precedentemente es sin perjuicio de las disposiciones sobre contenido de los pliegos a que refiere el artículo 8° de la Ley N° 16.134, de 24 de setiembre de 1990, y a las disposiciones contractuales sobre comparación de ofertas contenidas en contratos de préstamo con organismos internacionales de los que la República forma parte".

Artículo 16.- Incorpórase al artículo 33 del Texto Ordenado de la Contabilidad y Administración Financiera del Estado (TOCAF), en el literal C), el siguiente numeral:

"37) Contratación de bienes o servicios y convenios con asociaciones y organizaciones que nuclean a micro, pequeñas y medianas empresas, que suscriba la Dirección Nacional de Artesanías, Pequeñas y Medianas Empresas, del Ministerio de Industria, Energía y Minería".

Este artículo entrará en vigencia a partir de la fecha de promulgación de la presente ley.

Las modificaciones de las disposiciones del TOCAF efectuadas en la presente ley, se consideran realizadas a las normas legales respectivas.

Artículo 17.- Modifícase el literal c) del numeral 20 del artículo 33 del TOCAF el que quedará redactado de la siguiente forma:

"Para adquirir bienes, contratar servicios o ejecutar obras cuya producción o suministro esté a cargo de una cooperativa social, debidamente acreditada ante el Ministerio de Desarrollo Social o de un monotributista social MIDES, hasta el monto establecido para la licitación abreviada."

SECCIÓN IV

INCISOS DE LA ADMINISTRACIÓN CENTRAL

INCISO 02

PRESIDENCIA DE LA REPÚBLICA

Artículo 18.- Sustitúyese el artículo 8° de la Ley N° 19.121, de 20 de agosto de 2013, por el siguiente:

"ARTÍCULO 8º. (Horas a compensar).- Cuando por razones de fuerza mayor debidamente justificadas por el jerarca del Inciso deban habilitarse extensiones de la jornada laboral legal, las horas suplementarias serán compensadas dobles, en horas o días libres, según corresponda.

En ningún caso se habilitarán horas a compensar por tareas extraordinarias dentro del horario correspondiente.

La compensación de las horas no podrá superar los diez días anuales ni el jerarca podrá exigir extensiones de la jornada laboral que superen tal tope y deberán gozarse dentro del año en que se hayan generado, bajo la coordinación del jerarca/jefe a efectos de no resentir el servicio. El Poder Ejecutivo podrá habilitar regímenes extraordinarios y especiales, atendiendo a razones de servicio debidamente fundadas.

Los funcionarios que perciban compensaciones por concepto de permanencia a la orden u otras de similar naturaleza, no generarán horas a compensar.

Exceptúase del régimen dispuesto en este artículo a los funcionarios del Inciso 02 "Presidencia de la República", quienes podrán generar horas suplementarias de labor, compensando las mismas conforme lo establezca la reglamentación".

Artículo 19.- Autorízase en el Inciso 02 "Presidencia de la República" el pago de una partida por guardería, en el objeto del gasto 578.007 "Servicios odontológicos, guardería y otros", el que se financiará con reasignación de crédito desde el objeto del gasto 099.001 "Partida proyectada" por un importe de hasta $ 7.000.000 (siete millones de pesos uruguayos).

El Inciso comunicará a la Contaduría General de la Nación, en un plazo no mayor a los tres meses a partir de la vigencia de la presente ley, la asignación presupuestal correspondiente a cada unidad ejecutora.

El Poder Ejecutivo reglamentará la presente disposición, para el otorgamiento de la presente partida.

Artículo 20.- Sustitúyense los literales A) y B) del numeral 3) del artículo 49 de la Ley Nº 19.355, de 19 de diciembre de 2015, por los siguientes:

"A) Exigir a los sujetos obligados por el artículo 2º de la Ley Nº 17.835, de 23 de setiembre de 2004, en la redacción dada por los artículos 1º de la Ley Nº 18.494, de 5 de junio de 2009 y

50 de la Ley N° 19.355, de 19 de diciembre de 2015 y a todos aquellos sujetos que hayan tenido participación, directa o indirecta, en la transacción o negocio que se esté fiscalizando o investigando, la exhibición de todo tipo de documentos, propios y ajenos, y requerir su comparecencia ante la autoridad administrativa para proporcionar la información que esta solicite.

La no comparecencia a más de dos citaciones consecutivas aparejará la aplicación de una multa de acuerdo con la escala establecida por dicho artículo.

B) Practicar inspecciones en bienes muebles o inmuebles detentados u ocupados, a cualquier título, por los sujetos obligados y por todos aquellos sujetos que hayan tenido participación, directa o indirecta, en la transacción o negocio que se esté fiscalizando o investigando.

Solo podrán inspeccionarse domicilios particulares con previa orden judicial de allanamiento.

A todos los efectos se entenderá como domicilio válido del sujeto obligado el constituido por el mismo ante la Dirección General Impositiva (DGI). En caso de sujetos obligados no inscriptos en la DGI, se estará al domicilio que se proporcione por la Jefatura de Policía Departamental que corresponda.

Deróganse todas las normas que en virtud del artículo 2° de la Ley N° 17.835, de 23 de setiembre de 2004, en la redacción dada por el artículo 1° de la Ley N° 18.494, de 5 de junio de 2009, hayan encomendado cometidos a cualquier otro organismo del Estado".

Artículo 21.- Créase en cumplimiento de lo previsto en el artículo 21 de la Ley N° 16.736, de 5 de enero de 1996, en el Inciso 02 "Presidencia de la República", unidad ejecutora 006 "Unidad Reguladora de Servicios de Energía y Agua (URSEA)", un cargo en el escalafón A, grado 13, Asesor I, Serie "Ingeniero o Químico", suprimiéndose un cargo del escalafón A, grado 12, Asesor III, Serie "Ingeniero o Químico", financiándose la diferencia de $ 545.292 (quinientos cuarenta y cinco mil doscientos noventa y dos pesos uruguayos) más aguinaldos y cargas legales con los créditos presupuestales del objeto del gasto 045.007 "Complemento reparación func. A 21 Ley 16.736 y otras S. Judiciales".

Artículo 22.- Transfórmanse, en el Inciso 02 "Presidencia de la República", unidad ejecutora 007 "Instituto Nacional de Estadística", los siguientes cargos:

	Situación Actual				Situación Proyectada			
Cantidad	Escalafón	Grado	Serie	Denominación	Escalafón	Grado	Serie	Denominación
1	A	12	Muestrista	Asesor IV	A	12	Estadística	Asesor IV
1	B	3	Administración	Técnico XI	B	3	Estadística	Técnico XI
1	C	7	Admin./Administrativo	Secretaria VI	C	7	Administración	Administrativo VI

Artículo 23.- La unidad ejecutora 009 "Unidad Reguladora de Servicios de Comunicaciones (URSEC)", del Inciso 02 "Presidencia de la República", podrá requerir a la Dirección General Impositiva, a la Dirección Nacional de Aduanas, a la Dirección General de Registros, al Banco de Previsión Social, al Banco de Seguros del Estado, al Ministerio de Trabajo y Seguridad Social y a los Gobiernos Departamentales, información respecto a los prestadores de telecomunicaciones, referida exclusivamente a dichos servicios, a efectos de que la citada unidad pueda desarrollar las funciones de contralor inherentes a su competencia.

INCISO 03

MINISTERIO DE DEFENSA NACIONAL

Artículo 24.- Sustitúyese el artículo 216 de la Ley N° 13.637, de 21 de diciembre de 1967, en la redacción dada por los artículos 85 de la Ley N° 14.106, de 14 de marzo de 1973 y 129 de la Ley N° 19.355, de 19 de diciembre de 2015, por el siguiente:

"ARTÍCULO 216. Derógase el Impuesto de Faros a que refiere el artículo 4° de la Ley N° 10.895, de 14 de febrero de 1947, y modificativas y en su sustitución créase la "Tasa por servicios de ayuda a la navegación marítima" que se percibirá con arreglo a las siguientes normas:

A) Serán fijadas por el Poder Ejecutivo las tasas que cobrará el Estado a todo buque y embarcación que arribe a puertos nacionales cualquiera sea su motivo, entre otros, operación de pasaje, de carga y descarga, hacer combustible, víveres, reparaciones, utilicen servicios de puerto y práctico, a esperar órdenes o que reciban cualquier tipo de servicio de ayuda a la navegación marítima.

Se entiende por arribada a puerto tanto el ingreso de un buque o embarcación a las instalaciones portuarias, así como toda operación con dicho puerto, que efectúe un buque o embarcación que se encuentre en aguas bajo jurisdicción nacional.

B) Quedan comprendidos dentro del pago de la tasa por servicios de ayuda a la navegación marítima, los buques extranjeros y nacionales que realicen operaciones de transbordo de hidrocarburos como carga, denominadas "STS" o "ship to ship" en las áreas autorizadas.

Establécese que forman parte de las ayudas a la navegación los servicios por control de tráfico marítimo y prevención de contaminación de aguas.

C) El Poder Ejecutivo determinará, por vía reglamentaria, el alcance y la forma de efectuar la recaudación de la tasa de referencia que se hará por intermedio de la Armada Nacional y, cuando sea necesario, actuarán como agentes de recaudación las dependencias de la Armada Nacional y de la Dirección Nacional de Aduanas.

D) El no pago de la tasa indicada y el no cumplimiento de las normas reglamentarias, dará lugar a la detención de la nave por parte de la autoridad encargada de la aplicación y cobro de dicha tasa. La mencionada acción se prolongará hasta tanto no se efectúe el pago correspondiente.

Lo percibido por la tasa creada en el presente artículo se depositará en el Tesoro Nacional, identificándose la titularidad de los fondos como "Armada Nacional - servicios de ayuda a la navegación marítima". En la misma cuenta se depositará también la recaudación percibida hasta la fecha por concepto de "Impuesto de Faros" y los importes por ventas y donaciones que reciba el Servicio de Iluminación y Balizamiento.

La recaudación aludida tendrá como destino los servicios, la adquisición, reparación y mantenimiento del material e instalaciones que demande el Servicio de Iluminación y Balizamiento y otros servicios que preste la Armada afectados al cumplimiento de las tareas de ayuda a la navegación marítima.

El 15% (quince por ciento) de la recaudación obtenida por el literal B), será destinado a la capacitación del personal de la Armada Nacional en áreas de protección contra la contaminación marina y contención de derrames de hidrocarburos".

Artículo 25.- Transfórmase, en el Inciso 03 "Ministerio de Defensa Nacional", programa 300 "Defensa Nacional", unidad ejecutora 001

"Dirección General de Secretaría de Estado", los cargos vacantes que se detallan en la Tabla I, en los siguientes cargos que se detallan en la Tabla II:

TABLA I: Cargos a Suprimirse

Cantidad	Denominación	Serie	Escalafón	Grado
2	Asesor III	Abogado	A	11
2	Asesor	Profesional	A	10
2	Asesor V	Abogado	A	9
5	Asesor X	Abogado	A	8
1	Asesor IX	Abogado	A	5
1	Asesor II	Escribano	A	12
1	Asesor V	Escribano	A	9
1	Asesor VII	Escribano	A	7
2	Asesor X	Escribano	A	4
3	Asesor X	Lic. en Trabajo Social	A	8
1	Jefe de Sección	Técnico Organización y Métodos	B	13
2	Técnico	Técnico	B	8
1	Técnico VI	Ingeniería Eléctrica	B	7
1	Técnico IX	Procurador	B	4
1	Técnico X	Organización y Método	B	3
1	Técnico X	Técnico en Administración	B	3
3	Administrativo II	Administrativo	C	2
6	Administrativo III	Administrativo	C	1
1	Jefe de Sección	Electrónica	D	7
1	Subjefe de Sección	Especialización	D	6
2	Especialista III	Especialización	D	4
1	Especialista IV	Especialización	D	3
1	Especialista VI	Especialización	D	1

Tabla II: Cargos a ser creados

Cantidad	Denominación	Serie	Escalafón	Grado
1	Asesor II	Psicólogo	A	12
1	Asesor III	Lic. en Trabajo Social	A	11
2	Asesor V	Contador	A	9
1	Jefe de Sección	Procurador	B	13
1	Técnico IX	Procurador	B	10
5	Administrativo X	Administrativo	C	11
4	Administrativo IX	Administrativo	C	10

Cantidad	Denominación	Serie	Escalafón	Grado
5	Administrativo VIII	Administrativo	C	9
5	Administrativo VII	Administrativo	C	7
4	Especialista	Especialización	D	7
1	Oficial VI	Oficios	E	9
1	Oficial V	Oficios	E	7
1	Oficial IV	Chofer	E	6
2	Oficial III	Chofer	E	5

Disminúyese en $ 10.160.113 (diez millones ciento sesenta mil ciento trece pesos uruguayos) el objeto del gasto 092 "Partidas globales a distribuir", Financiación 1.1 "Rentas Generales", de la unidad ejecutora 001 "Dirección General de Secretaría de Estado", programa 300 "Defensa Nacional", del Inciso 03 "Ministerio de Defensa Nacional".

Artículo 26.- Extiéndese al Personal Superior del Cuerpo de Servicios Generales, escalafón Especialista, del Inciso 03 "Ministerio de Defensa Nacional", programa 300 "Defensa Nacional", unidad ejecutora 023 "Comando General de la Fuerza Aérea", la compensación por Dedicación Integral creada por el artículo 77 de la Ley N° 16.320, de 1° de noviembre de 1992, con las modificaciones introducidas por los artículos 27 de la Ley N° 16.462, de 11 de enero de 1994 y 115 de la Ley N° 16.736, de 5 de enero de 1996. Dicho personal no estará comprendido en la compensación por Permanencia a la Orden creada por el inciso tercero del artículo 27 de la Ley N° 16.462, de 11 de enero de 1994, con la modificación realizada por el artículo 115 de la Ley N° 16.736, de 5 de enero de 1996.

El monto resultante de la aplicación de lo dispuesto en el presente artículo se financiará con los créditos presupuestales del objeto del gasto 043.004 "Compensación por Dedicación Integral. MDN" de la misma unidad ejecutora.

El Poder Ejecutivo reglamentará lo dispuesto en el presente artículo.

Artículo 27.- Transfórmanse en el Inciso 03 "Ministerio de Defensa Nacional", en los programas 343 "Formación y Capacitación" y 367 "Política e Infraestructura Aeronáutica", unidad ejecutora 041 "Dirección Nacional de Aviación Civil e Infraestructura Aeronáutica", los cargos vacantes que se detallan en las Tablas IA y IB, en los cargos vacantes que se detallan en la Tabla II:

Tabla IA - Programa 367 "Política e Infraestructura Aeronáutica"

Cantidad	Escalafón	Grado	Denominación	Serie

Cantidad	Escalafón	Grado	Denominación	Serie
1	C	8	Jefe de Sección	Administrativo
2	C	7	Administrativo I	Administrativo
1	C	6	Administrativo I	Administrativo
2	C	4	Administrativo IV	Administrativo
3	C	2	Administrativo V	Administrativo
1	D	9	Especialista II	Especialización
1	D	7	Especialista IV	AFIS
1	D	6	Jefe de Sección	Especialización
1	E	6	Oficial III	Mantenimiento Mecánico
3	E	3	Oficial VI	Chofer
1	E	3	Oficial VI	Oficios
1	F	5	Auxiliar II	Servicios
3	F	4	Auxiliar III	Servicios
3	F	4	Auxiliar III	Rampa
3	F	3	Auxiliar IV	Servicios

Tabla IB- Programa 343 "Formación y Capacitación"

Cantidad	Escalafón	Grado	Denominación	Serie
1	E	6	Oficial III	Mantenimiento Edilicio

Tabla II - Programa 367 "Política e Infraestructura Aeronáutica"

Cantidad	Escalafón	Grado	Denominación	Serie
1	A	4	Asesor XII	Contador
1	A	4	Asesor XII	Escribano
1	A	4	Asesor XII	Ingeniero
15	C	1	Administrativo VI	Administrativo
5	D	1	Especialista X	Usina y Reciclaje
3	E	1	Oficial VIII	Chofer
9	F	1	Auxiliar VI	Servicios

Artículo 28.- El Ministerio de Defensa Nacional podrá encomendar al personal de las Fuerzas Armadas el cumplimiento de funciones de apoyo a los cometidos de barrera sanitaria fronteriza a cargo del Ministerio de Ganadería, Agricultura y Pesca, comprendiendo lo dispuesto en el artículo 180 de la Ley Nº 19.149, de 24 de octubre de 2013, en la redacción dada por el artículo 293 de la Ley Nº 19.355, de 19 de diciembre de 2015.

Las Fuerzas Armadas cumplirán las tareas de detención y revisación, en los lugares que se determinen, siendo de competencia exclusiva del personal del Ministerio de Ganadería, Agricultura y Pesca las funciones de requisa.

Cuando el personal militar asignado a las tareas referidas en el presente artículo se viera obligado a utilizar los medios materiales de coacción, deberá hacerlo en forma racional, progresiva y proporcional, agotando previamente los mecanismos de disuasión adecuados que estén a su alcance, según cada caso.

El Poder Ejecutivo reglamentará los procedimientos aplicables para la realización de controles, revisaciones e inspecciones de personas, equipajes, bultos y vehículos que ingresen al país y transiten por la zona de seguridad fronteriza.

INCISO 04

MINISTERIO DEL INTERIOR

Artículo 29.- Las dependencias policiales no cobrarán la expedición de copias autenticadas de partes de accidentes de tránsito, prevista en el artículo 1° del Decreto-Ley N° 14.924, de 31 de agosto de 1979, en la redacción dada por el artículo 1° de la Ley N° 15.825, de 23 de setiembre de 1986.

Derógase el artículo 2° del Decreto-Ley N° 14.924, de 31 de agosto de 1979.

Artículo 30.- Deróganse el impuesto a los bailes públicos establecido por el literal C) del artículo 16 de la Ley N° 7.914, de 26 de octubre de 1925, en la redacción dada por el artículo 1° del Decreto-Ley N° 14.391, de 30 de junio de 1975; la tasa prevista en el literal D) del artículo 338 de la Ley N° 12.804, de 30 de noviembre de 1960, en la redacción dada por el artículo 135 de la Ley N° 14.106, de 14 de marzo de 1973 (certificado de vecindad), y el impuesto a los permisos para carreras de caballos establecido en el numeral 2) del artículo 1° de la Ley N° 5.189, de 2 de enero de 1915, en la redacción dada por el artículo 4° de la Ley N° 7.986, de 26 de agosto de 1926.

Artículo 31.- Las sumas de dinero que percibe el Ministerio del Interior por concepto de tasas y multas, se expresarán en unidades indexadas.

El Poder Ejecutivo reglamentará la presente disposición, estableciendo los valores convertidos a unidades indexadas de las tasas y multas referidas en el inciso precedente, al valor de la unidad indexada (UI) del 1° de enero de 2017, considerando a esos efectos los valores de las tasas y multas actualizados a esa fecha, de forma de mantener los montos en términos reales.

Facúltase al Ministerio del Interior a la aplicación de los valores vigentes de la UI para el cobro efectivo con fecha 1° de enero y 1° de julio de cada año, permaneciendo los valores fijos en pesos durante períodos semestrales.

Artículo 32.- Sustitúyese el artículo 14 de la Ley N° 17.897, de 14 de setiembre de 2005, por el siguiente:

"ARTÍCULO 14. (Inserción laboral de personas liberadas).- Inclúyese en todos los pliegos de licitaciones de obras y servicios públicos, la obligatoriedad del o de los empresarios contratantes, de inscribir en las planillas de trabajo un mínimo equivalente al 5% (cinco por ciento) del personal afectado a tareas de peones, medio oficial, oficial o similares, a personas liberadas que se encuentren registradas en la Bolsa de Trabajo de la Dirección Nacional de Apoyo al Liberado.

El Poder Ejecutivo podrá establecer un sistema de bonificaciones para aquellas empresas que inscriban liberados, registrados en la referida Bolsa de Trabajo, por encima del 5% (cinco por ciento) estipulado en el inciso anterior.

El Poder Ejecutivo, a través de la Dirección Nacional de Apoyo al Liberado, promoverá acuerdos con los Gobiernos Departamentales para establecer regímenes similares respecto de las obras y servicios públicos departamentales".

Artículo 33.- Autorízase al Inciso 04 "Ministerio del Interior", a través de la Dirección Nacional de Apoyo al Liberado, a constituir una fundación de acuerdo a las disposiciones de la Ley N° 17.163, de 1° de setiembre de 1999 (Ley de Asociaciones civiles y fundaciones), la que tendrá como fin principal gestionar y coordinar actividades de capacitación, producción, venta de bienes y prestación de servicios, para apoyar y promover la inserción laboral de liberados del sistema penitenciario, de modo tal que lo recaudado por la fundación se destinará principalmente a proyectos o emprendimientos para la población liberada exclusivamente, lo que se deberá prever en la reglamentación y estatutos de la fundación.

La fundación podrá prestar servicios en forma onerosa, así como realizar, en el marco de su objeto, todo tipo de actos y contrataciones con entidades públicas o con instituciones y empresas privadas.

Habilítase al Ministerio del Interior a transferir, a modo de aporte, los fondos para su funcionamiento, así como el uso de los bienes muebles e inmuebles afectados a la citada Dirección.

Artículo 34.- Establécese el sistema de pasantías productivas como mecanismo de reinserción social de las personas que estuvieron privadas de libertad.

La fundación creada por el artículo 33 de la presente ley seleccionará las instituciones, públicas o privadas, interesadas en incorporarse al sistema de reinserción.

La actividad que desarrolle cada beneficiario en la institución respectiva será considerada de naturaleza social y rehabilitadora. Constituirá materia gravada para las contribuciones de seguridad social, pero no generará por sí misma derecho de permanencia o estabilidad alguna.

Las empresas o instituciones estarán obligadas a contratar seguro de accidentes de trabajo y enfermedades profesionales para los pasantes.

Cada pasantía se cumplirá durante un periodo máximo de doce meses, vencido el cual la vinculación entre pasante e institución finalizará, no generándose derecho a indemnización por esta causa. Las partes podrán poner fin a la relación antes del vencimiento del término, existiendo causa justificada, sin generarse indemnización alguna.

El beneficiario de la pasantía deberá percibir por parte de la empresa o institución respectiva una retribución equivalente a un salario mínimo nacional o lo que acuerden las partes respetando los convenios celebrados por la rama de actividad respectiva.

Artículo 35.- La Dirección Nacional de Apoyo al Liberado expedirá un certificado que acreditará la adecuada participación del liberado en sus programas, promovidos a los efectos de facilitar la reinserción social y/o laboral de personas que se han encontrado privadas de libertad.

Previo a la expedición del certificado, la Dirección Nacional de Apoyo al Liberado realizará un informe explicitando las condiciones del liberado para la tarea encomendada, la que deberá ser controlada y evaluada una vez finalizada y de cuya resultancia se entregará copia al contratante y al interesado que podrá utilizarlo como referencia laboral a todos sus efectos.

Artículo 36.- Incorpóranse al artículo 2º de la Ley Nº 15.896, de 15 de setiembre de 1987, los siguientes incisos:

"Los responsables técnicos habilitados para la presentación de proyectos en materia de protección y prevención contra incendios, podrán ser sancionados por las infracciones que cometan a la normativa vigente, de acuerdo al siguiente régimen:

- Primera observación: Amonestación escrita.

- Segunda observación: Suspensión por el plazo de noventa días corridos para actuar ante la Dirección Nacional de Bomberos.

- Tercera observación: Suspensión por el plazo de ciento cincuenta días corridos para actuar ante la Dirección Nacional de Bomberos.

- Cuarta observación: Suspensión por el plazo de doscientos cincuenta días corridos para actuar ante la Dirección Nacional de Bomberos.

- Quinta observación y sucesivas: Suspensión por el plazo de un año para actuar ante la Dirección Nacional de Bomberos.

Sin perjuicio del régimen progresivo establecido en este artículo, de existir razones fundadas, se podrán aplicar sanciones en función de la gravedad de la infracción, sin respetar estrictamente la graduación establecida.

Las sanciones se aplicarán, en todos los procedimientos, previa vista al técnico responsable. Las mismas se deberán anotar en el registro de técnicos que lleva la Dirección Nacional de Bomberos.

Las sanciones de suspensión producirán efecto desde el día siguiente a la notificación. El técnico que sea suspendido, no podrá presentar ningún trámite ante la Dirección Nacional de Bomberos por el término de la suspensión, debiendo retirar su patrocinio en todas las gestiones que tenga ante la Dirección Nacional de Bomberos en un plazo de veinte días. De no sustituirse al técnico para la prosecución del trámite, este quedará paralizado".

Artículo 37.- Autorízanse, en el Inciso 04 "Ministerio del Interior", a las unidades ejecutoras que se indican, a realizar la creación y las transformaciones de cargos en el escalafón L "Personal Policial", que se detallan a continuación:

Cargos a transformar:

UE	Cantidad cargos	Grado	Denominación del Grado	Subescalafón
001	3	8	Comisario	Ejecutivo
004	1	7	Subcomisario	Ejecutivo
006	1	7	Subcomisario	Ejecutivo
013	1	5	Oficial Ayudante	Ejecutivo
013	1	1	Agente	Ejecutivo
018	1	7	Subcomisario	Ejecutivo
033	1	7	Teniente 1°	Ejecutivo

Se transforman en:

UE	Cantidad Cargos	Grado	Denominación del Cargo	Subescalafón
001	3	9	Comisario Mayor	Ejecutivo
001	1	8	Comisario	Ejecutivo
001	1	8	Comisario	Ejecutivo
013	1	7	Subcomisario	Ejecutivo
013	1	2	Cabo	Ejecutivo
001	1	8	Comisario	Ejecutivo
001	1	8	Capitán	Ejecutivo

Cargos a crear:

UE	Cantidad Cargos	Grado	Denominación del cargo	Subescalafón
008	1	7	Subcomisario	Ejecutivo

Lo dispuesto en el presente artículo da cumplimiento al artículo 21 de la Ley N° 16.736, de 5 de enero de 1996, correspondiendo que los cargos se ocupen exclusivamente por los funcionarios cuya situación dio origen a las respectivas transformaciones; al vacar volverán a su denominación original y, en el caso de la creación, se suprimirá el cargo.

Las erogaciones resultantes de lo dispuesto en la presente norma, se financiarán con créditos presupuestales del Inciso 04 "Ministerio del Interior", debiendo comunicar a la Contaduría General de la Nación las reasignaciones en el grupo 0 "Servicios Personales", en un plazo de sesenta días a partir de la vigencia de la presente ley.

Artículo 38.- Incorpórase al literal B) Escala Básica del artículo 69 de la Ley N° 19.315, de 18 de febrero de 2015 (Ley Orgánica Policial), en la redacción dada por el artículo 198 de la Ley N° 19.355, de 19 de diciembre de 2015, lo siguiente:

"Suboficiales:

A) Grado 4 - Suboficial (bomberos) / Suboficial Mayor: 2 años".

Artículo 39.- Incorpóranse al artículo 67 de la Ley N° 19.315, de 18 de febrero de 2015 (Ley Orgánica Policial), los siguientes incisos:

"Los ascensos por méritos que se dispongan, no podrán superar el 25% (veinticinco por ciento) de las vacantes disponibles en el grado respectivo. Los que excedan esa proporción, se concederán con carácter honorario.

El ascenso por mérito con carácter honorario generará todos los derechos y obligaciones inherentes al cargo al que se ascienda, con excepción de los presupuestales, hasta la fecha en que el funcionario policial ocupe una vacante presupuestal.

Los funcionarios ascendidos por mérito con carácter honorario, solo podrán ser designados para ocupar una vacante presupuestal con fecha 1° de febrero, en la medida que exista un 25% (veinticinco por ciento) de vacantes disponibles".

Artículo 40.- Autorízase al Inciso 04 "Ministerio del Interior" a constituir un fideicomiso de administración con los importes percibidos para el Fondo de Vivienda, según lo dispuesto en el literal A) del artículo 161 de la Ley N° 19.355, de 19 de diciembre de 2015, con el objetivo de facilitar el acceso a la vivienda digna y decorosa del personal involucrado.

Artículo 41.- A partir de la promulgación de la presente ley, exceptúase al escalafón S "Penitenciario", de la aplicación de los artículos 53 a 55 y 89 a 100 de la Ley N° 19.121, de 20 de agosto de 2013, y del artículo 49 de la Ley N° 18.719, de 27 de diciembre de 2010.

El ingreso y ascenso del personal del citado escalafón se regirá por normas específicas cuya reglamentación se dictará por el Poder Ejecutivo en un plazo no mayor a los ciento veinte días. A los efectos del llamado se utilizará el Sistema de la Oficina Nacional del Servicio Civil (ONSC).

Sin perjuicio de lo dispuesto en el artículo 11 de la Ley N° 18.719, de 27 de diciembre de 2010, los ingresos deberán registrarse en el Registro de

Vínculos con el Estado que administra la ONSC de acuerdo a lo dispuesto por el artículo 13 de la referida ley.

INCISO 05

MINISTERIO DE ECONOMÍA Y FINANZAS

Artículo 42.- Creáse en la unidad ejecutora 002 "Contaduría General de la Nación" del Inciso 05 "Ministerio de Economía y Finanzas" un cargo de Técnico II, Serie Administración Pública, escalafón B, grado 12, suprimiéndose un cargo de Técnico XI, Serie Administración, escalafón B, grado 03.

Lo dispuesto en este artículo no generará costo presupuestal ni de caja.

Artículo 43.- Facúltase a la unidad ejecutora 007 "Dirección Nacional de Aduanas", del Inciso 05 "Ministerio de Economía y Finanzas", a publicar la información relativa a operaciones de comercio exterior de mercaderías, incluyendo:

A) En operaciones de exportación: fecha del Documento Único Aduanero; número de inscripción en el Registro Único Tributario o de documento de identidad; nombre del exportador; Nomenclatura Común del Mercosur a diez dígitos; valor en aduana; país de origen; país de destino; unidades comerciales; unidades físicas; peso neto; peso bruto; convenio internacional; vía transporte y aduana de salida.

B) En operaciones de importación: fecha del Documento Único Aduanero; número de inscripción en el Registro Único Tributario o de documento de identidad; nombre del importador; Nomenclatura Común del Mercosur a diez dígitos; valor en aduana; país de origen; país de procedencia; unidades comerciales; unidades físicas; peso neto; peso bruto; convenio internacional y exoneraciones; vía transporte; aduana de ingreso; Tasa Global Arancelaria; Impuesto al Valor Agregado y Adelanto de Impuesto al Valor Agregado.

A los efectos indicados en este artículo no regirá lo dispuesto en el artículo 7º de la Ley Nº 19.276, de 19 de setiembre de 2014 (Código Aduanero).

Artículo 44.- El Poder Ejecutivo designará la autoridad competente para autorizar, de forma fundada y con carácter excepcional, el ingreso de

determinadas mercaderías al territorio aduanero, toda vez que se cumplan, posteriormente y dentro del plazo que a tales efectos se establezca, las formalidades y requisitos necesarios para la aplicación del régimen aduanero correspondiente.

En caso de no cumplirse por parte del solicitante, con las formalidades y requisitos del régimen aduanero correspondiente dentro del plazo que disponga el Poder Ejecutivo, se lo considerará incurso en la infracción aduanera de defraudación establecida en el artículo 204 de la Ley N° 19.276, de 19 de setiembre de 2014 (Código Aduanero).

Facúltase al Poder Ejecutivo a reglamentar las causales, formalidades, mercaderías alcanzadas, el procedimiento y demás requisitos para el ingreso de las mercaderías correspondientes.

Artículo 45.- Facúltase al Poder Ejecutivo a incorporar al Inciso 05 "Ministerio de Economía y Finanzas", unidad ejecutora 005 "Dirección General Impositiva", a los funcionarios del Inciso 25 "Administración Nacional de Educación Pública" que a la fecha de promulgación de la presente ley, se encuentren afectados directamente a la gestión y fiscalización del Impuesto de Enseñanza Primaria, en la cantidad y perfiles que el organismo de destino estime necesarios, siempre que los mismos declaren su aceptación, por escrito, antes del 1° de noviembre de 2017 y no tengan configurada causal jubilatoria a la fecha de inicio de la recaudación del tributo por parte de la Dirección General Impositiva (DGI), de acuerdo con lo previsto en el artículo 643 de la Ley N° 15.809, de 8 de abril de 1986, en la redacción dada por el artículo 157 de la Ley N° 16.002, de 25 de noviembre de 1988, y por el artículo 7° de la Ley N° 19.333, de 31 de julio de 2015.

Las incorporaciones al organismo de destino se realizarán a partir del 1° de enero de 2018, con el régimen establecido en el artículo 2° de la Ley N° 17.706, de 4 de noviembre de 2003, en el último grado del escalafón que corresponda a las funciones que desempeñaban en la Administración Nacional de Educación Pública.

La Comisión de Adecuación Presupuestal determinará la estructura de las remuneraciones tomando en consideración las percibidas en el Inciso 25 "Administración Nacional de Educación Pública", incluida la partida del objeto del gasto 042.014 "Compensación por Permanencia a la Orden", así como el escalafón y grado asignado en la DGI. De existir diferencias se categorizarán como compensación personal que se absorbe en futuros ascensos.

Para determinar el importe de la remuneración que se abona con cargo al objeto del gasto 042.014 "Compensación por Permanencia a la Orden", vinculada al cobro del impuesto, se considerará el monto total anual percibido por dicho concepto dividido doce meses.

Créase en el Inciso 05 "Ministerio de Economía y Finanzas", unidad ejecutora 005 "Dirección General Impositiva" una función de Encargado de Departamento y una función de Encargado de Sección a los efectos de la adecuada gestión del Impuesto de Enseñanza Primaria que se regularán por lo dispuesto en los artículos 291, 297 y 298 de la Ley N° 18.719, de 27 de diciembre de 2010 y sus modificativas.

Las erogaciones resultantes de la aplicación de los incisos primero a cuarto del presente artículo se financiarán con la reasignación de los créditos que correspondan del Inciso 25 "Administración Nacional de Educación Pública", al Inciso 05 "Ministerio de Economía y Finanzas", unidad ejecutora 005 "Dirección General Impositiva", las correspondientes al inciso quinto serán financiadas con créditos que a esos efectos reasignará la unidad ejecutora 005 "Dirección General Impositiva".

Artículo 46.- Facúltase a la Dirección Nacional de Aduanas a autorizar, al amparo de lo dispuesto por el artículo 76 de la Ley N° 18.250, de 6 de enero de 2008, en la redacción dada por el artículo 159 de la Ley N° 19.149, de 24 de octubre de 2013, el ingreso al país de un vehículo automotor vía terrestre bajo el régimen de turista, de aquellos uruguayos que residieron en el exterior por un período mayor a dos años y que decidan residir definitivamente en el país, mientras se sustancia el trámite de exoneración.

Una vez culminado el trámite y en oportunidad de efectuar la solicitud de despacho ante la Dirección Nacional de Aduanas, el interesado deberá cancelar dicho ingreso.

INCISO 06

MINISTERIO DE RELACIONES EXTERIORES

Artículo 47.- Reasígnase en el Inciso 06 "Ministerio de Relaciones Exteriores", programa 343 "Formación y Capacitación", Financiación 1.1 "Rentas Generales", del objeto del gasto 051.000 "Dietas", la suma de $ 2.000.000 (dos millones de pesos uruguayos), más aguinaldo y cargas legales, al objeto del gasto 299.000 "Otros servicios no personales no incluidos en los anteriores", con destino a financiar la capacitación de los funcionarios del Ministerio de Relaciones Exteriores.

Artículo 48.- La expedición de certificados de antecedentes judiciales, solicitados por el Ministerio de Relaciones Exteriores, a través de las Oficinas Consulares y Representaciones Diplomáticas de la República, serán gratuitos, en aquellos casos excepcionales que por motivos de vulnerabilidad socioeconómica, sean requeridos por ciudadanos uruguayos que residan en el exterior.

Artículo 49.- Disminúyese en el Inciso 06 "Ministerio de Relaciones Exteriores", programa 480 "Ejecución de la Política Exterior", unidad ejecutora 001 "Ministerio de Relaciones Exteriores", proyecto 973 "Inmuebles", la suma de $ 1.000.000 (un millón de pesos uruguayos) en los ejercicios 2016 a 2019, para complementar el abatimiento del grupo 0 " Servicios Personales", hasta el monto dispuesto en el artículo 5º de la Ley Nº 19.355, de 19 de diciembre de 2015.

Lo dispuesto en este artículo entrará en vigencia a partir de la promulgación de la presente ley.

INCISO 07

MINISTERIO DE GANADERÍA, AGRICULTURA Y PESCA

Artículo 50.- Autorizase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca" a enajenar por subasta pública una fracción de hasta 8 (ocho) hectáreas, del predio ubicado en zona rural del departamento de Montevideo, padrón Nº 60.012, con frente a la Ruta Nacional Nº 8 Brigadier General Juan Antonio Lavalleja, kilómetro 17,500, y a la Ruta Nº 102 Perimetral Wilson Ferreira Aldunate.

El producido de dicha enajenación se destinará al crecimiento, mejoramiento y remodelación de la infraestructura edilicia y mobiliaria de las dependencias y servicios del Ministerio de Ganadería, Agricultura y Pesca.

Artículo 51.- Sustitúyese el penúltimo inciso del numeral 3) del artículo 285 de la Ley Nº 16.736, de 5 de enero de 1996, en la redacción dada por el artículo 129 de la Ley Nº 18.996, de 7 de noviembre de 2012, por el siguiente:

"En todos los casos estas excepciones serán consideradas al momento de la distribución del producido".

Artículo 52.- Modifícanse en el artículo 320 de la Ley Nº 19.355, de 19 de diciembre de 2015, las creaciones de cargos que se indican a continuación:

U.E	Esc.	Gdo.	DENOMINACIÓN	SERIE	CANTIDAD
1	A	16	DIRECTOR DE DIVISIÓN	COMPUTACIÓN	1

| 1 | A | 16 | DIRECTOR DE DIVISIÓN | PROFESIONAL UNIVERSITARIO | 1 |
| 5 | D | 1 | ESPECIALISTA XIII | INSPECCIÓN VETERINARIA | 18 |

Por los siguientes:

U.E	Esc.	Gdo.	DENOMINACIÓN	SERIE	CANTIDAD
1	A	16	COORDINADOR	COMPUTACIÓN	1
1	A	16	COORDINADOR	PROFESIONAL UNIVERSITARIO	1
5	D	1	ESPECIALISTA XIII	INSPECCIÓN VETERINARIA	9

La presente disposición entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 53.- Autorízase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", programa 322 "Cadenas de Valor Motores de Crecimiento", unidad ejecutora 009 "Dirección General de Control de Inocuidad Alimentaria", a transferir al Inciso 03 "Ministerio de Defensa Nacional", una partida anual de hasta $ 12.000.000 (doce millones de pesos uruguayos) a efectos de otorgar una compensación adicional diaria al personal que se destine a cumplir funciones de apoyo a las de barrera sanitaria a cargo del Ministerio de Ganadería, Agricultura y Pesca.

El Poder Ejecutivo reglamentará la presente disposición estableciendo los requisitos necesarios para el otorgamiento de la compensación prevista en este artículo.

Artículo 54.- Autorízase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca" a que, en cumplimiento de sus cometidos sustantivos en materia de sanidad animal e inocuidad alimentaria y a través de sus unidades ejecutoras, proceda a decomisar definitivamente y sin más trámite, los animales y productos de origen animal y vegetal que ingresen al país en contravención a las normas zoosanitarias o fitosanitarias de importación. Por resolución fundada se determinarán, en base a una evaluación de riesgo, el destino de los animales y mercaderías en infracción.

En el proceso judicial, el Juez competente no podrá dictar resolución sobre los animales y productos de origen animal y vegetal, sin previo pronunciamiento preceptivo de la autoridad sanitaria competente del Ministerio de Ganadería, Agricultura y Pesca. La autoridad sanitaria, a partir del momento en que es notificada por la autoridad judicial, tendrá un plazo máximo de diez días corridos para expedirse. Vencido el plazo el Juez podrá dictar resolución.

En caso de ingreso de animales en infracción de cualquier especie, el Ministerio de Ganadería, Agricultura y Pesca, a través de sus unidades ejecutoras competentes, dispondrá el sacrificio sanitario y destrucción total, según corresponda, de acuerdo a las normas sanitarias medio ambientales y de bienestar animal vigentes, cuando constituyan un riesgo para la salud humana, animal, vegetal o para el medio ambiente. En este caso, sus propietarios o tenedores no tendrán derecho a indemnización, sin perjuicio de la aplicación de las sanciones legalmente establecidas y de las acciones penales que pudieren corresponder.

El Poder Ejecutivo reglamentará este artículo dentro de ciento ochenta días de la promulgación de la presente ley.

Artículo 55.- Sustitúyese el literal b) del artículo 1° de la Ley N° 19.300, de 26 de diciembre de 2014, por el siguiente:

"b) Subsidiar los gastos de saneamiento a los productores propietarios o tenedores a cualquier título de animales bovinos de predios que fueron declarados foco de la enfermedad por parte de la autoridad sanitaria y brindar apoyo en las medidas de prevención y vigilancia epidemiológica, a los propietarios o tenedores a cualquier título de los animales de predios linderos;".

Artículo 56.- Sustitúyese el literal a) del artículo 2° de la Ley N° 19.300, de 26 de diciembre de 2014, por el siguiente:

"a) El aporte de como máximo en pesos uruguayos al equivalente de US$ 2,00 (dos dólares de los Estados Unidos de América) que gravará la faena de cada res bovina llevada a cabo por todos los establecimientos de faena de bovinos;".

Artículo 57.- Sustitúyese el inciso primero del artículo 13 de la Ley N° 19.300, de 26 de diciembre de 2014, por el siguiente:

"ARTÍCULO 13.- La presente ley se aplicará a los predios declarados foco y linderos que se mantengan activos a la fecha de entrada en vigencia de la presente ley, y a aquellos que sean declarados tales con posterioridad".

Artículo 58.- Sustitúyese el inciso primero del artículo 5° de la Ley N° 19.300, de 26 de diciembre de 2014, por el siguiente:

"ARTÍCULO 5°.- Los propietarios de animales o titulares de explotaciones ganaderas, según corresponda, cuyos predios fuesen declarados foco de una enfermedad prevalente por la autoridad sanitaria, recibirán un subsidio para gastos de saneamiento que incluirá los siguientes conceptos: honorarios profesionales del veterinario de libre ejercicio acreditado, calculado según arancel fijado por la Sociedad de Medicina Veterinaria del Uruguay, costos de laboratorio, vacunas obligatorias y tuberculinización".

Artículo 59.- Facúltase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", a celebrar convenios de pago de hasta ocho meses, para el pago de la tasa anual de control permanente de firmas y productos veterinarios, con los recargos previstos por el Código Tributario.

La facultad conferida por el presente artículo será reglamentada por el Poder Ejecutivo dentro de los ciento ochenta días de la entrada en vigencia de la presente ley.

Artículo 60.- Facúltase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", a celebrar convenios de pago de hasta doce meses, para la cancelación de los adeudos por tasas de registro y control permanente de productos veterinarios, correspondientes a los años 2014, 2015 y 2016, con los recargos establecidos en el Código Tributario.

El atraso en el pago de dos o más cuotas, aparejará la caducidad del convenio de pago y el derecho a la reclamación de la totalidad de la deuda con las multas y recargos correspondientes.

Artículo 61.- Sustitúyese el artículo 280 de la Ley N° 19.355, de 19 de diciembre de 2015, por el siguiente:

"ARTÍCULO 280.- Créase en el Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca", el Registro Nacional Frutihortícola, que funcionará en el ámbito de la unidad ejecutora 006 "Dirección General de la Granja". En este registro deberá inscribirse, toda persona física o jurídica, institución pública o privada, cualquiera sea su naturaleza jurídica, que destine su producción a la comercialización interna o externa. La inscripción en el mencionado registro tendrá carácter gratuito y obligatorio.

Serán aplicables, en caso de comprobarse infracciones a lo dispuesto precedentemente, las sanciones previstas en el artículo 285 de la Ley N° 16.736, de 5 de enero de 1996, con la modificación introducida por los artículos 129 de la Ley N° 18.996, de 7 de noviembre de 2012, y 325 de la presente ley.

El Poder Ejecutivo reglamentará la oportunidad, forma y condiciones de la inscripción, en el marco de lo dispuesto por este artículo".

Artículo 62.- Fíjase para la tasa de análisis químicos de fertilizantes o materias primas (para proceder a la Liberación de Derechos), cuya recaudación corresponde a la unidad ejecutora 004 "Dirección General de Servicios Agrícolas", del Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca"; los siguientes valores en unidades indexadas (UI), según composición del registro:

A) Nitrógeno: 500 UI.

B) Un elemento: 650 UI.

C) Fósforo y Potasio o Fósforo y Nitrógeno: 1100 UI.

D) Fósforo, Potasio y Nitrógeno: 1600 UI.

El valor de la tasa en su equivalente en moneda nacional, se ajustará el 1° de enero y el 1° de julio de cada año por el valor de la UI.

La tasa será de aplicación por trámite de importación, independientemente del volumen de la misma.

Artículo 63.- Sustitúyese el artículo 1782 del Código Civil, en la redacción dada por el artículo 1° de la Ley N° 18.666, de 14 de julio de 2010, por el siguiente:

"ARTÍCULO 1782.- El arrendamiento no podrá contratarse por más de quince años. El que se hiciere por más tiempo caducará a los quince años.

Exceptúase el arrendamiento de aquellos inmuebles que tengan como destino apoyar una presa y embalsar el agua, canales de conducción y distribución de agua para riego o la generación de energía eléctrica, en cuyo caso el plazo máximo será de treinta años. El que se hiciere por mayor tiempo caducará a los treinta años. El plazo de arrendamiento de los bienes hipotecados se regulará por lo establecido en los incisos segundo y tercero del artículo 2328 de este Código.

Exceptúase, asimismo, el arrendamiento de inmuebles con destino a forestación de acuerdo a lo preceptuado por el artículo 5° de la Ley N° 15.939, de 28 de diciembre de 1987, y aquellos con destino a árboles frutales, cuyo plazo máximo será de treinta años. El que se hiciere por mayor tiempo caducará a los treinta años".

Artículo 64.- Encomiéndase al Inciso 07 "Ministerio de Ganadería, Agricultura y Pesca" a fijar todas las tasas, tarifas, precios y multas establecidas en pesos, en unidades indexadas (UI).

Para la determinación por primera vez, se utilizará el valor de la UI vigente al 1° de enero de 2017. Las actualizaciones posteriores se realizarán en forma semestral utilizando el valor de la UI al 1° de enero y al 1° de julio de cada año.

Las tasas, tarifas, precios y multas que tienen asignado expresamente un sistema de reajuste especial o por fórmulas paramétricas, podrán seguir regulándose por los mismos.

Artículo 65.- Sustitúyese el artículo 1° de la Ley N° 17.663, de 11 de julio de 2003, en la redacción dada por el artículo 166 de la Ley N° 19.149, de 24 de octubre de 2013, por el siguiente:

"ARTÍCULO 1°.- Créase el Fondo de Financiamiento y Recomposición de la Actividad Arrocera (FFRAA) con destino a:

a) Cancelar deudas de productores originadas exclusivamente en la actividad productiva arrocera con el Banco de la República Oriental del Uruguay (BROU) y con otras instituciones de intermediación financiera que determine la reglamentación y con las empresas industrializadoras y exportadoras;

b) Financiar la actividad arrocera;

c) Cancelar deudas que fueran contraídas por el Fondo para atender los objetivos anteriores.

Este Fondo no podrá exceder los US$ 80.000.000 (ochenta millones de dólares de los Estados Unidos de América), suma que no comprende el costo financiero que generará la obtención de los recursos necesarios para su constitución".

Este artículo tendrá vigencia a partir de la promulgación de la presente ley.

Artículo 66.- Sustitúyese el artículo 6° de la Ley N° 17.663, de 11 de julio de 2003, por el siguiente:

"ARTÍCULO 6°.- Si los activos del Fondo de Financiamiento y Recomposición de la Actividad Arrocera fueran cedidos o securitizados, se implementará un sistema de adelantos, destinado a cumplir con los objetivos establecidos en la presente ley.

Los adelantos se aplicarán a cancelar deudas con las instituciones mencionadas en el literal a) del artículo 1° de la presente ley. El

Poder Ejecutivo podrá establecer hasta un 20% (veinte por ciento) de libre disponibilidad".

Este artículo tendrá vigencia a partir de la promulgación de la presente ley.

INCISO 08

MINISTERIO DE INDUSTRIA, ENERGÍA Y MINERÍA

Artículo 67.- Autorízase al Poder Ejecutivo, a través del Ministerio de Industria, Energía y Minería, a constituir, conjuntamente con la Administración Nacional de Educación Pública, una Fundación, de conformidad con las disposiciones de la presente ley y con la Ley N° 17.163, de 1° de setiembre de 1999. La Fundación podrá incorporar otros organismos estatales y no estatales y organizaciones que se relacionen con su objeto.

La Fundación, que se denominará "Industria del Futuro", tendrá como fin promover una alianza estratégica y establecer las bases a través de las cuales las partes desarrollarán actividades, programas o proyectos de cooperación en áreas de interés y beneficio mutuo; apoyar los planes de enseñanza curricular correspondientes y ofrecer a los sectores productivos cursos específicos, para el perfeccionamiento y certificación de capacidades de sus recursos humanos, así como asesoramiento para la automatización de procesos en el sector productivo.

Los organismos quedan habilitados a transferir a título gratuito a la Fundación, en carácter de aporte, los bienes muebles e inmuebles necesarios para la instalación de la sede de la misma.

Exonérase a la Fundación que se constituya de todo tributo nacional vinculado directamente a su objeto, con excepción de las Contribuciones Especiales a la Seguridad Social. Dicha exoneración no comprenderá al Impuesto al Valor Agregado (IVA), correspondientes a las eventuales prestaciones de servicios y enajenaciones de bienes que la Fundación realice en el país, en competencia con empresas del sector privado, salvo que estas gocen de similares beneficios.

Otórgase a la Fundación que se constituya un crédito por el IVA, incluido en las adquisiciones de bienes y servicios destinados a integrar el costo de las inversiones en activo fijo. Dicho crédito se materializará por el procedimiento establecido para los exportadores. A tales efectos, la Fundación deberá presentar a la Comisión de Aplicación de la Ley

N° 16.906, de 7 de enero de 1998, la documentación correspondiente para su aprobación.

INCISO 10

MINISTERIO DE TRANSPORTE Y OBRAS PÚBLICAS

Artículo 68.- Sustitúyese el artículo 236 de la Ley N° 16.320, de 1° de noviembre de 1992, en la redacción dada por el artículo 212 de la Ley N° 17.930, de 19 de diciembre de 2005, y por el artículo 379 de la Ley N° 19.355, de 19 de diciembre de 2015, por el siguiente:

"ARTÍCULO 236.- La Dirección Nacional de Hidrografía del Inciso 10 "Ministerio de Transporte y Obras Públicas" y la Administración Nacional de Puertos tienen competencia para intimar en vía administrativa la movilización de embarcaciones ubicadas en el área portuaria de los puertos bajo su jurisdicción y en cualquier vía navegable, ya sea en áreas terrestres o acuáticas, que se encuentren en alguna de las siguientes condiciones:

A) Que estén hundidas, semihundidas o varadas.

B) Que su inmovilidad afecte la operativa o seguridad portuaria, fluvial y marítima o haya riesgos de afectar el medio ambiente.

C) Que no hubieran satisfecho sus obligaciones con la Dirección Nacional de Hidrografía o con la Administración Nacional de Puertos por el término de tres meses, según corresponda.

La intimación se notificará al propietario, armador o representante, estableciendo un plazo de diez días corridos para la movilización o cumplimiento de las obligaciones con la Dirección Nacional de Hidrografía o con la Administración Nacional de Puertos, según corresponda, bajo apercibimiento de operar la traslación de dominio a favor del Estado.

Serán solidariamente responsables de las obligaciones referidas precedentemente quienes hayan solicitado los servicios correspondientes, el propietario, el armador y el representante.

Vencido el plazo dispuesto en la intimación sin que se hubiera dado cumplimiento a la misma, por resolución del Ministerio de Transporte y Obras Públicas se reputará abandonada la embarcación a favor del Estado, sin perjuicio de la responsabilidad pecuniaria por los gastos que demanden las operaciones, cuya relación, aprobada por el referido Ministerio, constituirá título ejecutivo.

Se notificará al propietario, al armador o al representante y se hará una publicación en el Diario Oficial de la verificación del abandono, así como la pérdida de todos los derechos que existan a favor de terceros respecto de la embarcación abandonada, salvo que comparezcan a cumplir con lo intimado y asuman el pago de los gastos correspondientes.

Transcurrido el plazo de diez días corridos desde la publicación o notificación, sin que se hubieran presentado interesados a deducir sus derechos, se documentará la correspondiente traslación de dominio mediante certificado notarial con las resultancias del expediente respectivo".

Artículo 69.- Sustitúyese el inciso primero del artículo 364 de la Ley N° 19.355, de 19 de diciembre de 2015, por los siguientes:

"ARTÍCULO 364.- En las enajenaciones de bienes inmuebles a favor del Estado por expropiación, incluso las que se realicen a título gratuito, no se requerirá escritura pública, documentándose por acta que se extenderá en papel de actuación del órgano expropiante y se otorgará ante el escribano que designe el mismo, la que no se protocolizará y se inscribirá en el Registro de la Propiedad correspondiente por agregación de un ejemplar autenticado.

Extiéndase la aplicación de la Ley N° 13.899, de 6 de noviembre de 1970, a todas las expropiaciones de bienes que se destinen a obras de uso público".

Artículo 70.- Sustitúyese el inciso primero del artículo 20 del Decreto-Ley N° 10.382, de 13 de febrero de 1943, en la redacción dada por el artículo 370 de la Ley N° 19.355, de 19 de diciembre de 2015, por el siguiente:

"ARTÍCULO 20.- En propiedades linderas de todo camino público, fuera de las zonas urbanas y suburbanas, no se podrá levantar construcción de clase alguna dentro de una faja de 15 metros de ancho a partir del límite de la propiedad privada con la faja de dominio público. Frente a las rutas nacionales, dicha faja tendrá un ancho de 25 metros, con excepción de las rutas nacionales primarias y corredores internacionales, frente a las cuales tendrá un ancho de 40 metros, y de los "by pass" de centros poblados en que el ancho resultará de los estudios técnicos y por defecto será de 50 metros".

Artículo 71.- Sustitúyese el artículo 487 de la Ley Nº 18.719, de 27 de diciembre de 2010, por el siguiente:

"ARTICULO 487.- Los interesados en prestar servicios de transporte fluvial y marítimo de cargas o pasajeros deberán inscribirse obligatoriamente en el Registro de Empresas y Buques, creado por el artículo anterior.

Asimismo, deberán inscribir la unidad o unidades con que realizarán el referido transporte, las que deberán estar debidamente habilitadas por la autoridad marítima y acreditar el vínculo jurídico que los une con las mismas.

A los solos efectos del goce de los beneficios establecidos en el Decreto-Ley Nº 14.650, de 12 de mayo de 1977, de fomento de la Marina Mercante Nacional, deberán presentar la documentación que acredite el cumplimiento de los requisitos indicados en el artículo 9º de dicho decreto-ley, en la redacción dada por el artículo 263 de la Ley Nº 17.296, de 21 de febrero de 2001".

INCISO 11

MINISTERIO DE EDUCACIÓN Y CULTURA

Artículo 72.- Reasígnase en el ejercicio 2017, en el Inciso 11 "Ministerio de Educación y Cultura", la suma de $ 20.000.000 (veinte millones de pesos uruguayos), destinándose a horas docentes del Programa Nacional de Educación y Trabajo (PNET-CECAP), de acuerdo al siguiente detalle:

UE	Programa	F.F.	ODG	Importe
001	340	1.1	299.000	-5.000.000
003	280	1.1	299.000	-4.000.000
008	281	1.2	299.000	-500.000
011	240	1.1	299.000	-500.000
012	281	1.1	299.000	-6.000.000
016	280	1.1	299.000	-1.500.000
018	423	1.2	299.000	-1.500.000
024	280	1.1	299.000	-1.000.000
002	340	1.1	051.001	14.755.611
002	340	1.1	059.000	1.229.634

UE	Programa	F.F.	ODG	Importe
002	340	1.1	082.000	159.852
002	340	1.1	087.000	737.780
002	340	1.1	081.000	3.117.123

Artículo 73.- Reasígnase en el ejercicio 2017, en el Inciso 11 "Ministerio de Educación y Cultura", en la Financiación 1.1 "Rentas Generales", la suma de $ 20.000.000 (veinte millones de pesos uruguayos), destinándose a horas docentes del Programa Nacional de Educación y Trabajo (PNET-CECAP), de acuerdo al siguiente detalle:

U.E.	Programa	ODG	Monto ($)
001	280	095.002	-17.000.000
001	340	095.002	-3.000.000
002	340	051.001	14.755.611
002	340	059.000	1.229.634
002	340	082.000	159.852
002	340	087.000	737.780
002	340	081.000	3.117.123

Artículo 74.- Sustitúyese el artículo 380 de la Ley N° 16.736, de 5 de enero de 1996, por el siguiente:

"ARTÍCULO 380.- Se reserva a las instituciones terciarias privadas, cuya solicitud de autorización para funcionar y de reconocimiento de nivel académico cumplan con las normas vigentes, el uso de la denominación "universidad" o sus derivados, así como atribuir carácter "superior" a la enseñanza que impartan y aplicar a sus carreras y títulos las denominaciones "licenciatura", "licenciado", "especialización", "especialista", "maestría", "magister", "doctorado" y "doctor", de conformidad con la reglamentación que establezca el Poder Ejecutivo al respecto.

El Poder Ejecutivo y el Ministerio de Educación y Cultura podrán ejercer, respecto a las instituciones infractoras comprendidas en esta norma, cualquiera sea su naturaleza jurídica, las potestades que les confiere el Decreto-Ley N° 15.089, de 12 de diciembre de 1980, y la Ley N° 17.163, de 1° de setiembre de 1999".

Artículo 75.- Reasígnase en el Inciso 11 "Ministerio de Educación y Cultura", programa 280 "Bienes y Servicios Culturales", unidad ejecutora 003 "Dirección Nacional de Cultura", Financiación 1.1 "Rentas Generales", del objeto del gasto 286.000 "Artísticos y Similares", la suma de $ 6.800.000

(seis millones ochocientos mil pesos uruguayos), al programa 340 "Acceso a la Educación", a efectos de financiar horas docentes, incluyendo este importe aguinaldo y cargas legales.

Artículo 76.- Autorízase a la Dirección del Cine y Audiovisual Nacional a financiar las contrataciones dispuestas en el artículo 195 de la Ley N° 18.834, de 4 de noviembre de 2011, en la redacción dada por el artículo 441 de la Ley N° 19.355, de 19 de diciembre de 2015, por la suma de $ 1.800.000 (un millón ochocientos mil pesos uruguayos), incluido aguinaldo y cargas legales, con los recursos previstos en el artículo 7° de la Ley N° 18.284, de 16 de mayo de 2008, dentro de los límites previstos por la reglamentación.

Artículo 77.- Autorízase al Poder Ejecutivo a transferir al Ministerio de Educación y Cultura, en forma permanente, los créditos presupuestales del Ministerio de Turismo destinados al Fideicomiso de Administración del Museo del Carnaval, para el desarrollo de su actividad y su funcionamiento.

Artículo 78.- Sustitúyese el artículo 2° de la Ley N° 16.624, de 10 de noviembre de 1994, en la redacción dada por el artículo 447 de la Ley N° 19.355, de 19 de diciembre de 2015, por el siguiente:

"ARTÍCULO 2°.- El mencionado Fondo será administrado por la Comisión Nacional de Música, con personería jurídica, la que estará integrada por: un miembro designado por el Ministerio de Educación y Cultura, que la presidirá; un autor musical designado por la Asociación General de Autores del Uruguay; un músico designado por la Sociedad Uruguaya de Intérpretes; un músico designado por la Federación Uruguaya de Músicos y uno designado por los cuatro anteriores".

INCISO 12

MINISTERIO DE SALUD PÚBLICA

Artículo 79.- Reasígnase en el Inciso 12 "Ministerio de Salud Pública", unidad ejecutora 001 "Dirección General de Secretaría", programa 441 "Rectoría en Salud", en el proyecto 972 "Informática", de la Financiación 2.1 "Endeudamiento Externo" a la Financiación 1.1 "Rentas Generales", la suma de $ 39.510.013 (treinta y nueve millones quinientos diez mil trece pesos uruguayos).

Artículo 80.- Reasígnase en el Inciso 12 "Ministerio de Salud Pública", unidad ejecutora 001 "Dirección General de Secretaría", programa 441 "Rectoría en Salud", en la Financiación 1.1 "Rentas Generales", del objeto del gasto 057.000 "Becas de trabajo y pasantías" al objeto del gasto 042.510 "Compensación especial por funciones especiales" la suma de $ 2.000.000 (dos millones de pesos uruguayos).

Artículo 81.- Transfórmase en el Inciso 12 "Ministerio de Salud Pública", a partir de la promulgación de la presente ley, en las unidades ejecutoras que se indican, los cargos vacantes que se detallan en la Tabla I y las funciones que se detallan en la Tabla II, en los cargos vacantes que se detallan en la Tabla III:

Tabla I

U.E.	Esc.	Grado	Denominación	Serie	Cantidad
001	A	4	Técnico V	Profesional	16
001	A	8	Técnico III	Escribano	1
001	A	10	Técnico I	Abogado	1
001	B	3	Técnico VII	Técnico	17
001	B	7	Técnico III	Procurador	2
001	B	7	Técnico III	Técnico	2
001	C	2	Administrativo IV	Administrativo	4
001	C	3	Administrativo III	Administrativo	2
001	C	4	Administrativo II	Administrativo	8
001	C	5	Administrativo I	Administrativo	13
001	C	6	Subjefe de Sección	Administrativo	6
001	C	7	Jefe de Sección	Administrativo	6
001	D	1	Especialista IX	Especialización	7
001	D	2	Especialista VIII	Telefonista	1
001	D	3	Especialista VII	Especialización	1
001	D	3	Especialista VII	Telefonista	1
001	D	4	Especialista VI	Informática	1
001	D	6	Especialista IV	Servicios Asistenciales	1
001	D	7	Especialista III	Estadística	1
001	E	1	Oficial V	Oficios	2
001	E	2	Oficial IV	Chofer	1
001	E	4	Oficial II	Chofer	6
001	E	4	Oficial II	Oficios	2
001	E	5	Oficial I	Chofer	1
001	E	6	Subjefe de Sección	Chofer	1
001	E	6	Subjefe de Sección	Oficios	2
001	E	7	Jefe de Sección II	Oficios	2

U.E.	Esc.	Grado	Denominación	Serie	Cantidad
001	F	2	Auxiliar IV	Servicios	4
001	F	4	Auxiliar II	Conserjería	5
001	F	4	Auxiliar II	Servicios	1
001	F	5	Auxiliar I	Conserjería	2
001	F	5	Auxiliar I	Servicios	1
001	F	6	Auxiliar	Chofer	1
001	J	6	Profesor		1
102	C	1	Administrativo V	Administrativo	1
103	A	4	Técnico V	Médico	4
103	A	4	Técnico V	Médico o Químico	1
103	A	4	Técnico V	Profesional	40
103	A	7	Técnico IV	Profesional en Salud	4
103	A	7	Técnico IV	Asistente Social	1
103	A	7	Técnico IV	Licenciado en Laboratorio	1
103	A	7	Técnico IV	Nutricionista Dietista	1
103	A	7	Técnico IV	Obstetra Partera	1
103	A	7	Técnico IV	Profesional	1
103	A	8	Técnico III	Profesional en Salud	1
103	A	8	Técnico III	Enfermero Universitario	1
103	A	8	Técnico III	Profesional	1
103	A	8	Técnico III	Químico Farmacéutico	1
103	A	8	Técnico Prog. y Control	Profesional en Salud	2
103	A	9	Técnico II	Profesional en Salud	1
103	B	3	Técnico VII	Técnico en Salud	3
103	B	7	Técnico III	Administración	1
103	B	7	Técnico III	Procurador	1
103	B	7	Técnico III	Psicólogo	1
103	C	1	Administrativo V	Administrativo	1
103	C	2	Administrativo IV	Administrativo	3
103	C	3	Administrativo III	Administrativo	3
103	C	4	Administrativo II	Administrativo	9
103	C	5	Administrativo I	Administrativo	13
103	C	6	Subjefe de Sección	Administrativo	5
103	C	7	Jefe de Sección	Administrativo	4
103	D	3	Especialista VII	Especialización	3
103	D	3	Especialista VII	Servicios Asistenciales	5

U.E.	Esc.	Grado	Denominación	Serie	Cantidad
103	D	4	Especialista VI	Servicios Asistenciales	6
103	D	5	Especialista V	Administración	1
103	D	5	Especialista V	Servicios Asistenciales	2
103	D	6	Especialista IV	Servicios Asistenciales	4
103	D	7	Especialista III	Servicios Asistenciales	2
103	E	4	Oficial II	Chofer	1
103	E	5	Auxiliar I	Chofer	1
103	E	5	Oficial I	Chofer	1
103	E	5	Oficial I	Oficios	1
103	E	6	Subjefe de Sección	Oficios	1
103	E	7	Jefe de Sección II	Oficios	2
103	F	2	Auxiliar IV	Servicios	3
103	F	3	Auxiliar III	Servicios	3
103	F	4	Auxiliar II	Chofer	1
103	F	4	Auxiliar II	Conserjeria	1
103	F	4	Auxiliar II	Servicios	2
103	F	5	Auxiliar I	Conserjería	1
104	B	7	Técnico III	Técnico	2
104	C	2	Administrativo IV	Administrativo	3
104	D	1	Especialista IX	Especialización	2
104	D	3	Especialista VII	Enfermería	3
105	A	4	Técnico V	Profesional	20
105	B	3	Técnico VII	Técnico en Salud	1

Tabla II

U.E.	Esc.	Grado	Denominación	Serie	Cantidad
001	C	1	Administrativo V	Administrativo	1
001	B	3	Técnico VII	Técnico	2
001	F	5	Auxiliar I	Servicios	1
103	F	2	Auxiliar IV	Servicios	1
103	A	7	Técnico IV	Profesional en Salud	7
103	C	2	Administrativo IV	Administrativo	3
104	C	1	Administrativo V	Administrativo	1

Tabla III

U.E.	Esc.	Grado	Denominación	Serie	Cantidad
001	B	3	Técnico VII	Técnico	4
001	C	1	Administrativo V	Administrativo	7
001	E	1	Oficial V	Oficios	3
102	A	4	Técnico V	Profesional	11
102	B	3	Técnico VII	Técnico	1
102	C	1	Administrativo V	Administrativo	2
103	A	4	Técnico V	Profesional	22
104	A	4	Técnico V	Profesional	5
104	B	3	Técnico VII	Técnico	1
104	D	1	Especialista IX	Especialización	2

Artículo 82.- Las compensaciones percibidas por los funcionarios del Inciso 12 "Ministerio de Salud Pública", incorporados a un cargo presupuestal al amparo de lo dispuesto en el artículo 293 de la Ley N° 17.930, de 19 de diciembre de 2005, que se hubieren originado por el desempeño de tareas de significativa especialización y en servicios considerados prioritarios, se considerarán compensaciones especiales, de acuerdo con lo dispuesto por el artículo 51 de la Ley N° 18.172, de 31 de agosto de 2007.

La Contaduría General de la Nación realizará los ajustes en los objetos del gasto correspondientes.

Artículo 83.- Derógase, a partir de la fecha de promulgación de la presente ley, el artículo 258 de la Ley N° 19.149, de 24 de octubre de 2013.

Artículo 84.- Sustitúyese el inciso primero del artículo 33 de la Ley N° 18.211, de 5 de diciembre de 2007, por el siguiente:

"ARTÍCULO 33.- La Junta Nacional de Salud deberá elevar al Poder Ejecutivo, al 31 de mayo de cada año, una rendición de cuentas de la administración del Seguro Nacional de Salud".

Artículo 85.- Facúltase al Poder Ejecutivo, a través del Ministerio de Salud Pública, a constituir un fondo integrado con inmuebles, como un patrimonio de afectación separado e independiente, administrado por un fiduciario financiero profesional autorizado por el Banco Central del Uruguay, con el objeto de enajenar dichos inmuebles y administrar el producido de dicha enajenación, destinándolo a los siguientes fines:

1) Realización de reparaciones o remodelaciones del edificio sede del Ministerio de Salud Pública, garaje central u otros bienes de propiedad estatal, afectados al Inciso.

2) Realización de reparaciones o remodelaciones de los inmuebles que son sede de las Direcciones Departamentales de Salud.

3) Adquisición de nuevos inmuebles.

En el caso de los bienes inmuebles padrones 21442/701 y 21302/SS/101 de Montevideo y 24301 de Ciudad de la Costa, departamento de Canelones, el producido de la venta de los mismos se destinará al mejoramiento u obras en la planta física del Instituto Nacional de Donación y Trasplante de Células, Tejidos y Órganos.

El Fondo se integrará con los siguientes bienes inmuebles:

A) INMUEBLES UBICADOS EN MONTEVIDEO

Padrón 8538, calle Durazno 1242.

Padrón 421731, calle Leguizamón 3552.

Padrón 2694/001, calle Washington 211.

Padrón 2694/003, calle Washington 215.

Padrón 2694/007, calle Washington 215.

Padrón 2694/017, calle Washington 217.

Padrón 2694/018, calle Washington 217.

Padrón 2694/021, calle Washington 217.

Padrón 2694/101, calle Washington 213.

Padrón 2694/102, calle Washington 221.

Padrón 83474/C/010, avenida Garibaldi 1641.

Padrón 83589/A/002, avenida Garibaldi 1794.

Padrón 83589/A/010, avenida Garibaldi 1794.

Padrón 83589/A/014, avenida Garibaldi 1794.

Padrón 83941/A/001, calle Rocha 2590.

Padrón 83941/A/007, calle Rocha 2588.

Padrón 83941/A/008, calle Rocha 2584.

Padrón 83941/B/004, calle Rocha 2572.

Padrón 83941/B/014, calle Rocha 2572.

Padrón 83941/C/001, calle Rocha 2558.

Padrón 83941/C/004, calle Rocha 2558.

Padrón 83941/C/016, calle Rocha 2558.

Padrón 83941/C/017, calle Concepción Arenal 1669.

Padrón 21442/701, bulevar Artigas 1659.

Padrón 21302/SS/101, calle Pablo de María 1578.

B) INMUEBLES UBICADOS EN EL INTERIOR DEL PAIS

Padrón 1249/004, avenida 18 de Julio 1056, localidad catastral Paysandú, departamento de Paysandú.

Padrón 24301, calle Oribe, manzana 167, solar 22, balneario El Pinar, localidad catastral Ciudad de la Costa, departamento de Canelones.

La Dirección General de Secretaría del Ministerio de Salud Pública estará facultada a dar instrucciones al fiduciario en relación a la administración del referido fondo.

A efectos de la transferencia dominial correspondiente, no le será exigible al Ministerio de Salud Pública lo dispuesto por el artículo 664 de la Ley N° 16.170, de 28 de diciembre de 1990.

Lo dispuesto en este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 86.- Quienes se encuentren contratados, a la fecha de promulgación de la presente ley, bajo los regímenes establecidos en los artículos 328 de la Ley N° 18.362, de 6 de octubre de 2008, y 215 de la Ley N° 18.834, de 4 de noviembre de 2011, les será de aplicación lo dispuesto en el inciso primero del artículo 9º de la Ley N° 19.355, de 19 de diciembre de 2015, en la modalidad del artículo 92 de la Ley N° 19.121, de 20 de agosto de 2013, y en las condiciones establecidas en su contratación originaria.

Artículo 87.- Autorízase al Inciso 12 "Ministerio de Salud Pública" a contratar por excepción, en la modalidad prevista por el artículo 92 de la Ley N° 19.121, de 20 de agosto de 2013, por un plazo máximo de nueve meses improrrogable, para cubrir cargos vacantes pertenecientes al Sistema de Emergencia del Instituto Nacional de Donación y Trasplante de Células, Tejidos y Órganos.

Los llamados, que podrán iniciarse previamente a la vacancia de los cargos, quedarán exceptuados de la aplicación de lo dispuesto en el artículo 93 de la Ley N° 19.121, de 20 de agosto de 2013, se realizarán por los mecanismos de selección del artículo 94 de la citada ley, con los requisitos para el desempeño de las actividades, y se publicarán de acuerdo a lo dispuesto por el artículo 11 de la Ley N° 18.362, de 6 de octubre de 2008, en la redacción dada por el artículo 4° de la Ley N° 18.834, de 4 de noviembre de 2011.

El presente régimen de excepción podrá ser utilizado una sola vez para cada sustitución, debiendo el jerarca del Inciso proveer, dentro de dicho período la ocupación del cargo por los mecanismos correspondientes.

Los créditos asignados para los cargos a sustituir, serán considerados disponibles para las contrataciones que se realicen al amparo de la presente disposición, como para la provisión definitiva, y serán reasignados por la Contaduría General de la Nación para su financiamiento, al momento de efectivizarse las contrataciones o proveerse los cargos según corresponda.

El Poder Ejecutivo reglamentará la presente disposición.

Artículo 88.- Autorízase al Inciso 12 "Ministerio de Salud Pública" a establecer un sistema de guardias para la prestación de servicios en régimen de retén para cargos que se desempeñen en el Sistema de Emergencia del Instituto Nacional de Donación y Trasplante de Células, Tejidos y Órganos o presten funciones de vigilancia sanitaria en fronteras.

El Poder Ejecutivo reglamentará la presente disposición, no pudiendo generar costo presupuestal.

INCISO 13

MINISTERIO DE TRABAJO Y SEGURIDAD SOCIAL

Artículo 89.- Los subsidios establecidos para las empresas privadas que participen del programa "Objetivo Empleo" de la unidad ejecutora 003 "Dirección Nacional de Empleo" del Inciso 13 "Ministerio de Trabajo y Seguridad Social", se financiarán con cargo al Fondo de Reconversión Laboral, previsto por los artículos 17 de la Ley N° 18.406, de 24 octubre de 2008, y 593 de la Ley N° 18.719, de 27 de diciembre de 2010, administrado por el Instituto Nacional de Empleo y Formación Profesional.

Artículo 90.- Sustitúyese el último inciso del artículo 10 de la Ley N° 19.133, de 20 de setiembre de 2013, por el siguiente:

"Los subsidios establecidos en los literales A), B) y C) de este artículo y en los artículos 25 y 26 de la presente ley, y los recursos humanos y materiales para las tareas de selección y seguimiento de los beneficiarios, se financiarán con cargo al Fondo de Reconversión Laboral previsto en los artículos 17 de la Ley N° 18.406, de 24 de octubre de 2008, y 593 de la Ley N° 18.719, de 27 de diciembre de 2010, administrado por el Instituto Nacional de Empleo y Formación Profesional".

Artículo 91.- Sustitúyese el artículo 84 de la Ley N° 19.355, de 19 de diciembre de 2015, por el siguiente:

"ARTÍCULO 84.- Declárase, en vía interpretativa, que los registros y documentos destinados a la protección y contralor del trabajo, establecidos por la normativa legal y reglamentaria correspondiente, se encuentran comprendidos en lo dispuesto por los literales B) y D) del artículo 9° y el literal B) del artículo 17 de la Ley N° 18.331, de 11 de agosto de 2008".

Artículo 92.- Transfórmanse en el Inciso 13 "Ministerio de Trabajo y Seguridad Social", unidad ejecutora 001 "Dirección General de Secretaría", los siguientes cargos vacantes:

Cantidad	Escalafón	Grado	Denominación	Serie
1	A	15	Asesor Servicio Civil	Técnico (Escalafón A o B)
1	A	13	Asesor	Economista
1	B	12	Técnico	Técnico Prevencionista
1	B	11	Técnico I	Técnico
1	C	9	Administrativo Asistente	Administrativo

en los siguientes cargos:

Cantidad	Escalafón	Grado	Denominación	Serie

1	A	15	Asesor	Profesional
1	A	13	Asesor	Contador
1	B	12	Técnico	Técnico
1	D	11	Especialista	Especialización
1	B	9	Técnico	Técnico

INCISO 14

MINISTERIO DE VIVIENDA, ORDENAMIENTO TERRITORIAL
Y MEDIO AMBIENTE

Artículo 93.- Las sumas que el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente hubiera depositado en carácter de compensación en los procesos de expropiación de inmuebles que hubiere promovido en el marco de los planes nacionales de vivienda y de regularización de asentamientos, le serán restituidas por el juzgado actuante, toda vez que los legitimados al retiro no realicen gestión alguna ante el juzgado en un plazo de cinco años contados desde la fecha del depósito.

A tales efectos, el Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente queda legitimado para solicitar dicha restitución.

Lo que se establece en el presente artículo, no obsta al ejercicio de cualquiera otra acción de los expropiados para cobrar la compensación que correspondiera por la expropiación o la transferencia dominial del inmueble.

Artículo 94.- Derógase el último inciso del artículo 26 de la Ley Nº 18.795, de 17 de agosto de 2011, en la redacción dada por el artículo 224 de la Ley Nº 18.996, de 7 de noviembre de 2012.

Artículo 95.- Créase en el Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente", unidad ejecutora 005 "Dirección Nacional de Aguas", el Registro de Técnicos Profesionales de Aguas, a los efectos de lo previsto por el artículo 4º del Decreto-Ley Nº 14.859, de 15 de diciembre de 1978, con la modificación introducida por el artículo 251 de la Ley Nº 16.320, de 1º de noviembre de 1992 (Código de Aguas).

El Poder Ejecutivo reglamentará su organización y funcionamiento.

Artículo 96.- Sustitúyese el artículo 491 de la Ley Nº 19.355, de 19 de diciembre de 2015, por el siguiente:

"ARTÍCULO 491.- Serán adicionales a las partidas resultantes de la aplicación de lo dispuesto en el artículo 605 de la Ley Nº 18.719, de 27 de diciembre de 2010, las siguientes asignaciones presupuestales correspondientes al Inciso 14 "Ministerio de Vivienda, Ordenamiento Territorial y Medio Ambiente", unidad ejecutora 002 "Dirección Nacional de Vivienda":

1) Proyecto 950 "Plan Juntos", programa 521 "Programa de Rehabilitación y Consolidación Urbano Habitacional", correspondientes a los créditos asignados hasta la fecha de vigencia de la presente ley al Inciso 02 "Presidencia de la República".

2) Las referidas en el artículo anterior correspondientes al proyecto 717 "Nuevas Soluciones Urbano Habitacionales", programa 521 "Programa de Rehabilitación y Consolidación Urbano Habitacional".

3) Los créditos asignados al proyecto 717 "Nuevas Soluciones Urbano Habitacionales", programa 521 "Programa de Rehabilitación y Consolidación Urbano Habitacional", a fin de atender los daños en viviendas producidos por el tornado que afectó a la ciudad de Dolores".

Esta norma regirá a partir de la promulgación de la presente ley.

INCISO 15

MINISTERIO DE DESARROLLO SOCIAL

Artículo 97.- Créanse en el Inciso 15 "Ministerio de Desarrollo Social", programa 403 "Sistema Nacional Integrado de Cuidados - Protección Social", unidad ejecutora 001 "Dirección General de Secretaría", Proyecto 129 "Fortalecimiento Capacidades Institucionales", los siguientes cargos:

Escalafón	Grado	Denominación	Serie	Cantidades
A	4	Asesor X	Profesional	6
B	3	Técnico XI	Ciencias Sociales	1
C	1	Administrativo XIII	Administrativo	1

Reasígnase el importe anual de $ 6.020.630 (seis millones veinte mil seiscientos treinta pesos uruguayos), que incluye aguinaldo y cargas legales, del objeto del gasto 099.099 "Partida global SIMPLI a nivel de Inciso", a los que correspondan, a efectos de financiar la creación de cargos dispuesta en el inciso anterior.

Artículo 98.- Dispónese que el Programa de Asistentes Personales para Personas con Discapacidades Severas, creado en cumplimiento de lo dispuesto por el artículo 25 de la Ley Nº 18.651, de 19 de febrero de 2010, pasa a ser ejecutado por el Inciso 15 "Ministerio de Desarrollo Social", y funcionará en el ámbito del programa 403 "Sistema Nacional Integrado de Cuidados - Protección Social".

Asígnase al Inciso 15 "Ministerio de Desarrollo Social", programa 403 "Sistema Nacional Integrado de Cuidados - Protección Social", proyecto 123 "Asistentes Personales", con cargo a la Financiación 1.1 "Rentas Generales", una partida anual de $ 230.000.000 (doscientos treinta millones de pesos uruguayos), disminuyéndose los créditos presupuestales del Inciso 22 "Transferencias Financieras al Sector Seguridad Social", a efectos de atender las erogaciones resultantes del presente artículo.

La Contaduría General de la Nación realizará las reasignaciones de créditos que correspondan.

SECCIÓN V

ORGANISMOS DEL ARTÍCULO 220 DE LA
CONSTITUCIÓN DE LA REPÚBLICA

INCISO 16

PODER JUDICIAL

Artículo 99.- Créanse en el Inciso 16 "Poder Judicial", a partir del 1º de julio de 2017, los siguientes cargos de magistrados, técnicos, administrativos y auxiliares para el interior del país, con destino a la reforma procesal en materia aduanera:

Cantidad	Escalafón	Grado	Denominación
3	I	-	Juez de Paz Departamental Interior
5	VII	-	Defensor Público Interior
1	II	-	Actuario Adjunto
5	V	12	Oficial Alguacil
3	V	10	Administrativo I
1	V	9	Administrativo II

Cantidad	Escalafón	Grado	Denominación
3	V	8	Administrativo III
5	V	7	Administrativo IV

Reasígnanse las sumas de $ 12.248.521 (doce millones doscientos cuarenta y ocho mil quinientos veintiún pesos uruguayos) en el ejercicio 2017 y $ 24.497.041 (veinticuatro millones cuatrocientos noventa y siete mil cuarenta y un pesos uruguayos) a partir del ejercicio 2018, del Inciso 05 "Ministerio de Economía y Finanzas", unidad ejecutora 007 "Dirección Nacional de Aduanas", programa 489 "Recaudación y Fiscalización", Financiación 1.1 "Rentas Generales", objeto del gasto 095.002 "Fondo para Contratos Temporales Derecho Público" al Inciso 16 "Poder Judicial", unidad ejecutora 101 "Poder Judicial", programa 202 "Prestación de Servicios de Justicia", Financiación 1.1 "Rentas Generales", en el objeto del gasto 098.000 "Servicios personales Entes Descentralizados del Presupuesto Nacional", a fin de financiar los cargos creados.

Artículo 100.- Asígnase al Inciso 16 "Poder Judicial", unidad ejecutora 101 "Poder Judicial", programa 202 "Prestación de Servicios de Justicia", una partida presupuestal en la Financiación 1.1 "Rentas Generales", por un crédito anual de $ 3.606.252 (tres millones seiscientos seis mil doscientos cincuenta y dos pesos uruguayos) para el año 2017 y una partida incremental de $ 3.712.503 (tres millones setecientos doce mil quinientos tres pesos uruguayos) a partir del año 2018, en el objeto del gasto 199.000 "Otros bienes de consumo no incluidos en los anteriores", con destino a los gastos asociados a la puesta en funcionamiento de la reforma procesal aduanera.

Artículo 101.- Asígnase al Inciso 16 "Poder Judicial", unidad ejecutora 101 "Poder Judicial", Financiación 1.1 "Rentas Generales", una partida para inversiones, para el ejercicio 2017, de $ 6.082.512 (seis millones ochenta y dos mil quinientos doce pesos uruguayos) con destino a financiar la infraestructura necesaria para la aplicación de la reforma procesal aduanera.

Artículo 102.- Créanse en el Poder Judicial los siguientes cargos de magistrados y técnicos con vigencia 1º de julio de 2017, con destino a la reforma del proceso penal, asignándose a esos efectos $ 82.379.810 (ochenta y dos millones trescientos setenta y nueve mil ochocientos diez pesos uruguayos) para el ejercicio 2017 y $ 164.759.618 (ciento sesenta y cuatro millones setecientos cincuenta y nueve mil seiscientos dieciocho pesos uruguayos) a partir del ejercicio 2018:

A) Cargos para Juzgados y Defensorías Públicas del departamento de Montevideo:

Cantidad	Escalafón	Grado	Denominación
9	I	-	Juez Letrado Primera Instancia Capital
18	VII	-	Defensor Público Capital
1	II	17	Director de División
1	II	12	Psicólogo
1	II	12	Inspector Asistente Social

B) Cargos para Juzgados y Defensorías Públicas del departamento de Canelones:

Cantidad	Escalafón	Grado	Denominación
6	I	-	Juez Letrado Primera Instancia Interior
8	VII	-	Defensor Público Interior

C) Cargos para demás departamentos del interior del país:

Cantidad	Escalafón	Grado	Denominación
22	I	-	Juez Letrado Primera Instancia Interior
32	VII	-	Defensor Público Interior

Artículo 103.- Créanse en el Poder Judicial los siguientes cargos con vigencia 1° de julio de 2017, con destino al Instituto Técnico Forense, asignándose a esos efectos una partida de $ 17.527.437 (diecisiete millones quinientos veintisiete mil cuatrocientos treinta y siete pesos uruguayos) para el ejercicio 2017 y de $ 35.054.875 (treinta y cinco millones cincuenta y cuatro mil ochocientos setenta y cinco pesos uruguayos) a partir del ejercicio 2018:

A) Cargos para el departamento de Montevideo:

Cantidad	Escalafón	Grado	Denominación
1	II	14	Director de Departamento
5	II	12	Médico Psiquiatra
3	II	12	Psicólogo
10	II	12	Médico Forense
2	II	12	Químico Farmacéutico
3	III	13	Analista Químico Especializado
1	IV	10	Intérprete Gestual

B) Cargos para departamentos del interior del país:

Cantidad	Escalafón	Grado	Denominación
7	II	12	Psicólogo

Artículo 104.- Créanse en el Poder Judicial los siguientes cargos, con vigencia 1º de julio de 2017, con destino a oficinas del ámbito administrativo que brindarán soporte a la infraestructura creada para la reforma procesal. Asígnase a efectos del financiamiento de los referidos cargos $ 19.671.825 (diecinueve millones seiscientos setenta y un mil ochocientos veinticinco pesos uruguayos) para el ejercicio 2017 y $ 39.343.651 (treinta y nueve millones trescientos cuarenta y tres mil seiscientos cincuenta y un pesos uruguayos) a partir del ejercicio 2018:

Cantidad	Escalafón	Grado	Denominación
4	II	12	Arquitecto
7	IV	11	Ayudante de Arquitecto
2	IV	9	Chofer
2	R	16	Director de Área
3	R	15	Jefe Administrador
12	R	13	Técnico I
7	R	12	Técnico II

Artículo 105.- Asígnase al Inciso 16 "Poder Judicial" una partida para gastos de funcionamiento en el programa 202 "Prestación de Servicios de Justicia", en el año 2017, de $ 10.000.000 (diez millones de pesos uruguayos) y a partir del año 2018, $ 20.000.000 (veinte millones de pesos uruguayos), con destino a los gastos anuales asociados a la puesta en funcionamiento de la reforma del proceso penal.

Artículo 106.- Asígnase al Inciso 16 "Poder Judicial", programa 202 "Prestación de Servicios de Justicia", en el objeto del gasto 251.000 "Arrendamientos de inmuebles contratados dentro del país" una partida de $ 17.000.000 (diecisiete millones de pesos uruguayos) para el año 2017 y a partir del año 2018 de $ 20.000.000 (veinte millones de pesos uruguayos), con destino a arrendamientos necesarios para la implantación de la reforma del proceso penal.

Artículo 107.- Asígnase al Inciso 16 "Poder Judicial" una partida para inversiones de $ 20.000.000 (veinte millones de pesos uruguayos) para el ejercicio 2017, y una partida de $ 10.000.000 (diez millones de pesos uruguayos) para el ejercicio 2018, a efectos de financiar las inversiones necesarias para la puesta en funcionamiento de la reforma del proceso penal.

Artículo 108.- Sustitúyese el artículo 528 de la Ley N° 15.809, de 8 de abril de 1986, por el siguiente:

"ARTÍCULO 528.- El producido de los remates de bienes enviados al Depósito Judicial de Bienes Muebles quedará a disposición de quien acredite fehacientemente derechos, por el término de tres años desde la fecha de la subasta; vencido dicho plazo, los remanentes no reclamados constituirán fondos de libre disponibilidad destinados a gastos de funcionamiento y de inversión del Poder Judicial.

Facúltase a la Suprema Corte de Justicia a autorizar la utilización del local de remates del Depósito Judicial de Bienes Muebles por parte de terceros, y a percibir por ello la comisión que ella fije, la que tendrá el mismo destino".

Artículo 109.- Sustitúyese el artículo 249 de la Ley N° 18.996, de 7 de noviembre de 2012, por el siguiente:

"ARTÍCULO 249.- Autorízase al Inciso 16 "Poder Judicial" a declarar como chatarra y proceder a la venta al peso real, estimado o por loteo, a fin de descongestionar los predios estatales donde se ubican, toda clase de vehículos automotores, incluyéndose birrodados, ómnibus, camiones, chatas, maquinaria vial, agrícola (sin que la presente enumeración sea considerada como taxativa), a la orden del Poder Judicial o de otros organismos nacionales o municipales, que no puedan identificarse por ausencia de registros y a la intemperie, que por su estado de abandono y deterioro resulte antieconómico su traslado a otros predios. La declaración de chatarra se dispondrá previo informe pericial, que determine el estado ruinoso de la mercadería.

Una vez decretado administrativamente que los bienes son considerados como chatarra, se dispondrá su venta de la forma que determine la Suprema Corte de Justicia, que reglamentará el procedimiento, pudiendo a esos efectos celebrar convenios con otros organismos públicos o privados.

En caso que el procedimiento sea seguido por la Suprema Corte de Justicia, el precio de venta de la chatarra se deberá depositar en la División Contaduría del Poder Judicial, dentro de los cinco días siguientes al retiro de la mercadería, y el organismo retendrá el 30% (treinta por ciento) del importe por gastos de administración, destinándose el restante 70% (setenta por ciento) a Rentas Generales. Si la venta se efectuare en el marco de un convenio celebrado por otros organismos públicos o privados, se estará a lo establecido".

INCISO 17

TRIBUNAL DE CUENTAS

Artículo 110.- Créase en el Tribunal de Cuentas la función de Director General Ejecutivo; la misma tendrá la remuneración dispuesta por el literal c) del artículo 9° de la Ley N° 15.809, de 8 de abril de 1986. Será provista por concurso abierto de oposición o méritos y antecedentes.

El Tribunal de Cuentas deberá establecer los cometidos y resultados esperados en el desempeño de la función, pudiendo revocar la designación cuando lo estime conveniente, para el mejor cumplimiento de los objetivos esperados.

El Tribunal de Cuentas comunicará a la Contaduría General de la Nación la reasignación de créditos necesarios para el cumplimiento de lo establecido en el presente artículo sin que ello implique costo presupuestal.

INCISO 18

CORTE ELECTORAL

Artículo 111.- Créase una retribución como Complemento de la Permanencia a la Orden, para los funcionarios de la Corte Electoral que efectivamente desempeñen tareas en el organismo en régimen de cuarenta horas semanales y para aquellos de otros organismos que en régimen de pase en comisión presten funciones en la Corte Electoral, hasta un máximo de treinta y uno.

Los funcionarios incluidos en este sistema retributivo se mantendrán en el mismo desde el 1° de enero del año siguiente a la realización de las elecciones departamentales hasta el 31 de diciembre del año en que se realicen las siguientes elecciones departamentales. Podrán renunciar al sistema retributivo autorizado en la presente norma, dentro de los tres primeros meses del ejercicio siguiente a la realización de las elecciones departamentales.

A partir del ejercicio 2017, se mantendrán incluidos en el nuevo sistema retributivo los funcionarios que no manifiesten su desistimiento antes del 31 de marzo de 2017 y por el período que transcurra hasta la fecha en que pueden renunciar al mismo, de acuerdo al inciso precedente.

Los funcionarios de la Corte Electoral que presten funciones en otros organismos en régimen de pase en comisión no percibirán el Complemento de la Permanencia a la Orden.

El Complemento de la Permanencia a la Orden que se crea se percibirá mensualmente y reajustará de la misma manera que las retribuciones salariales de los funcionarios de la Administración Central.

Artículo 112.- Increméntase en el Inciso 18 "Corte Electoral", unidad ejecutora 001 "Corte Electoral", programa 485 "Registro Cívico y Justicia Electoral", la suma de $ 153.111.868 (ciento cincuenta y tres millones ciento once mil ochocientos sesenta y ocho pesos uruguayos) a los efectos de financiar el nuevo sistema retributivo al que refiere el artículo 550 de la Ley N° 19.355, de 19 de diciembre de 2015, y creado en el artículo 111 de la presente ley, según el siguiente detalle:

OG/Auxiliar	Descripción	Monto ($)
042.014	Complemento Permanencia a la Orden	112.962.952
059.000	Sueldo Anual Complementario	9.413.579
081.000	Aporte Patronal Seguridad Social	23.863.424
082.000	Aporte Patronal FNV	1.223.766
087.000	Aporte Patronal FONASA	5.648.147
TOTAL		153.111.868

Reasígnase con el mismo fin, del objeto del gasto 058.000 "Horas Extras" al objeto del gasto 042.014 "Complemento Permanencia a la Orden" la suma de $ 3.229.708 (tres millones doscientos veintinueve mil setecientos ocho pesos uruguayos) más aguinaldo y cargas legales.

Con el fin de totalizar el financiamiento del nuevo sistema retributivo y como producto de supresión de vacantes de la Corte Electoral, reasígnase la suma de $ 29.298.048 (veintinueve millones doscientos noventa y ocho mil cuarenta y ocho pesos uruguayos), más aguinaldo y cargas legales, de acuerdo al siguiente detalle:

OG/Auxiliar	Descripción	Monto ($)
011.000	Sueldo Básico	-8.442.792
012.000	Incremento por mayor Horario	-2.735.916
014.000	Compensación Máxima al Grado	-6.550.716

OG/Auxiliar	Descripción	Monto ($)
048.009	Aumento Dec. 202/992	-954.708
048.011	Aumento 6% Art. 528 Ley N° 16.736	-1.209.888
048.017	Aumento Dec. 191/003	-555.684
048.018	Complemento Dec. 256/004	-189.972
048.023	Recuperación Salarial Ley N° 17.930	-809.628
048.026	Recuperación Salarial 01/2007	-819.288
048.028	Recuperación Salarial 01/2008	-927.216
048.031	Recuperación Salarial 01/2009	-595.212
048.032	Recuperación Salarial 01/2010	-1.422.984
042.520	Art. 655 Ley N° 18.719 Reestructura	-4.084.044
042.014	Complemento Permanencia a la Orden	29.298.048

Deróganse todas las disposiciones que permiten la habilitación a la Corte Electoral de créditos presupuestales extraordinarios con motivo de la realización de actos eleccionarios de cualquier tipo, y aquellas que habilitan al organismo el pago de complementos retributivos por mayor carga horaria o participación en actos eleccionarios de cualquier tipo, con la única excepción de las previstas en el artículo 656 de la Ley N° 18.719, de 27 de diciembre de 2010.

Artículo 113.- La Corte Electoral, dentro de los sesenta días de promulgada la presente ley, reglamentará el nuevo sistema retributivo que se crea, dando cumplimiento a lo establecido en la Ley N° 18.508, de 26 de junio de 2009, y de acuerdo con los siguientes principios rectores.

La Corte Electoral podrá disponer la extensión horaria de labor, en días hábiles, a los funcionarios incluidos en este sistema retributivo, dentro de los límites del o de los departamentos donde efectivamente cumplan funciones, no pudiendo exceder la misma las veinte horas mensuales ni las cuatro horas diarias por funcionario.

La extensión horaria relacionada a los actos eleccionarios previstos en los numerales 9) y 12) del artículo 77 de la Constitución de la República, comprenderá los tres meses previos a cada acto y finalizará con las proclamaciones. La misma se fijará sobre la base de un incremento progresivo, pudiendo alcanzar en el tercer mes y hasta las proclamaciones, hasta ciento veinte horas mensuales, que se podrán realizar en días hábiles y sábados.

La extensión horaria relacionada a los demás actos eleccionarios de instituciones y organismos públicos cuya realización y contralor la ley adjudica a la Corte Electoral, comprenderá el mes previo a cada acto y finalizará con las proclamaciones. Esta se fijará sobre la base de un incremento progresivo, pudiendo alcanzar hasta las setenta horas mensuales.

La extensión horaria deberá disponerse por razones de servicio, debidamente justificada en el cumplimiento de los planes y las metas previamente establecidas y sobre la base de la distribución equitativa de tareas.

La determinación de las metas y el control de su cumplimiento se realizarán en el marco de la Ley Nº 18.508, de 26 de junio de 2009.

Artículo 114.- Los funcionarios incluidos en este sistema retributivo podrán compensar con horas de licencia aquellas que superen la extensión horaria establecida en el inciso segundo del artículo precedente.

Los funcionarios afectados al desempeño de tareas el día de cada acto eleccionario compensarán ese día con cinco días de licencia, si se realizan dichos actos electorales en días inhábiles y dos días de licencia, si se realizan en días hábiles.

El goce de las horas y días a compensar establecidas en este artículo no podrá realizarse en los períodos previstos en los incisos tercero y cuarto del artículo precedente.

INCISO 25

ADMINISTRACIÓN NACIONAL DE EDUCACIÓN PÚBLICA

Artículo 115.- Agrégase al artículo 8º del Decreto-Ley Nº 15.167, de 6 de agosto de 1981, el siguiente literal:

"d) Los docentes jubilados que fueran llamados con carácter ocasional o esporádico en el ámbito de la Administración Nacional de Educación Pública, para integrar tribunales de concurso o tener a su cargo curso de formadores".

Artículo 116.- Extiéndese hasta el 31 de diciembre de 2016, el plazo previsto en el inciso segundo del artículo 671 de la Ley Nº 19.355, de 19 de diciembre de 2015, para que la Asociación de Trabajadores de Enseñanza Secundaria se incorpore mediante la suscripción correspondiente al convenio colectivo alcanzado el 21 de diciembre de 2015, en el marco de la mesa de negociación prevista en el artículo 14 de la Ley Nº 18.508, de 26 de junio de 2009.

Artículo 117.- Sustitúyese el inciso primero del artículo 23 de la Ley N° 19.133, de 20 de setiembre de 2013, por el siguiente:

"ARTÍCULO 23.- (Acciones de discriminación positiva). Los organismos del Estado y las personas públicas no estatales deberán contratar jóvenes bajo la modalidad de primera experiencia laboral, en un número al menos equivalente al 50% (cincuenta por ciento) de sus contrataciones anuales de becarios y pasantes.

A excepción de la Administración Nacional de Educación Pública que podrá hacerlo en un número al menos equivalente al 20% (veinte por ciento)".

Artículo 118.- Autorízase a la Administración Nacional de Educación Pública a afectar los excedentes de los créditos existentes para el arrendamiento de inmuebles, así como los créditos que se generen por la enajenación de bienes inmuebles que no tengan destino educativo, al cumplimiento de obligaciones asumidas en virtud de operaciones de compraventa de inmuebles concertadas, a nivel nacional, con la finalidad de adquirir bienes de esa naturaleza.

La Administración Nacional de Educación Pública comunicará al Ministerio de Economía y Finanzas las reasignaciones de créditos presupuestales correspondientes.

Artículo 119.- Autorízase a la Administración Nacional de Educación Pública a contraer un préstamo con el Banco de la República Oriental del Uruguay (BROU), por un monto de hasta el equivalente a US$ 2.500.000 (dos millones quinientos mil dólares de los Estados Unidos de América), con destino a la compra de un inmueble.

Las obligaciones emergentes del préstamo serán cubiertas de acuerdo a lo previsto en el artículo precedente.

El BROU dará cuenta de las condiciones financieras de la operación al Ministerio de Economía y Finanzas.

Artículo 120.- La Administración Nacional de Educación Pública realizará la redistribución, según las necesidades del servicio, de los funcionarios asignados a la gestión del Impuesto de Enseñanza Primaria a la fecha de la promulgación de la presente ley y no hayan sido incorporados a la Dirección General Impositiva en la fecha de inicio de la recaudación del tributo por parte de esta, de acuerdo con lo previsto en el artículo 643 de la Ley N° 15.809, de 8 de abril de 1986, en la redacción dada por el artículo 157 de la Ley N° 16.002, de 25 de noviembre de 1988, y con la modificación introducida por el artículo 7° de la Ley N° 19.333, de 31 de julio de 2015. La redistribución se hará progresiva, culminándose al 1° de enero de 2018.

La estructura de las remuneraciones se hará tomando en consideración las percibidas en el Inciso, incluida la partida del objeto del gasto 042.014 "Compensación por Permanencia a la Orden", así como el escalafón y grado que detente al momento de la promulgación de la presente ley. De existir diferencias en la remuneración asignada a la nueva función, se categorizarán como compensación personal que se absorberá en futuros ascensos o incrementos salariales, salvo los incrementos generales que fije el Poder Ejecutivo.

Para determinar el importe de la remuneración que se abona con cargo al objeto del gasto 042.014 "Compensación por Permanencia a la Orden" vinculada al cobro del impuesto, se mantendrá en las mismas condiciones de pago y contraprestaciones actuales.

Artículo 121.- La Administración Nacional de Educación Pública comunicará las altas de su personal a la Oficina de Gestión de Afiliaciones del Banco de Previsión Social, en el plazo de 72 horas hábiles a contar de la fecha del efectivo ingreso del trabajador, excepto durante los ejercicios 2017 y 2018 que lo comunicará en el plazo de seis días hábiles a contar de la fecha del efectivo ingreso del trabajador.

INCISO 26

UNIVERSIDAD DE LA REPÚBLICA

Artículo 122.- Queda exceptuado de la prohibición establecida en el artículo 32 de la Ley N° 11.923, de 27 de marzo de 1953, modificativas y concordantes, el personal asistencial asignado a tareas directamente relacionadas con la atención al paciente, de los escalafones A, B, D y G, de la unidad ejecutora 015 "Hospital de Clínicas 'Dr. Manuel Quintela'" del Inciso 26 "Universidad de la República", siempre que no exista coincidencia total o parcial con los horarios establecidos para el cumplimiento de sus funciones. En todos los casos se aplicará el límite de sesenta horas semanales de labor.

INCISO 27

INSTITUTO DEL NIÑO Y ADOLESCENTE DEL URUGUAY

Artículo 123.- Facúltase al Inciso 27 "Instituto del Niño y Adolescente del Uruguay" a celebrar "contratos de taller", en el marco de sus cometidos.

Se considera "contrato de taller" a un proyecto socioeducativo en sí mismo o a un proyecto que sea parte de un proyecto de mayor alcance y dimensión (programa, proyecto o plan de trabajo), que complemente el desarrollo de los mismos, de los diferentes sectores del Instituto del Niño y Adolescente del Uruguay (INAU) y que colabore con el cumplimiento de sus cometidos institucionales.

Se considera "tallerista" a aquella persona que realiza una actividad socioeducativa, denominada "taller", cuya población objetivo son niños, niñas, adolescentes, personas jóvenes y adultas de los entornos familiares y comunitarios de aquellas cuando corresponda.

El INAU establecerá las condiciones para la selección del tallerista y el cumplimiento de la presente disposición.

Se suscribirá un contrato que documentará las condiciones y objeto de la prestación, pudiendo la institución disponer por resolución fundada, en cualquier momento, su rescisión.

Las contrataciones serán de carácter transitorio por un plazo máximo de diez meses, improrrogable, y no darán derecho a adquirir la calidad de funcionario público.

Al vencimiento del plazo, se extingue la relación contractual. La extinción del plazo contractual no dará lugar a indemnización por despido ni derecho al beneficio de seguro de desempleo.

La remuneración de los talleristas será equivalente a la del grado 02, según la asignación de horas de la escala docente de la Universidad de la República, por todo concepto.

La erogación resultante de la aplicación del presente artículo será atendida con los créditos presupuestales del Instituto.

Artículo 124.- Sustitúyese el artículo 545 de la Ley N° 16.170, de 28 de diciembre de 1990, en la redacción dada por el artículo 265 de la Ley N° 18.996, de 7 de noviembre de 2012, por el siguiente:

"ARTÍCULO 545.- Los docentes del Centro de Formación y Estudios serán remunerados de acuerdo con la escala de los docentes de la Universidad de la República. No regirán en este caso las limitaciones por topes horarios establecidos por el inciso tercero del artículo 115 de la Ley N° 12.803, de 30 de noviembre de 1960, en la redacción dada por el artículo 1° del Decreto-Ley N° 14.263, de 5 de setiembre de 1974.

Los cursos dictados por el Centro de Formación y Estudios serán financiados con cargo a la partida creada por el artículo 544 de la presente ley".

Artículo 125.- Facúltase al Inciso 27 "Instituto del Niño y Adolescente del Uruguay" a determinar los cargos y funciones que serán de dedicación total.

La erogación resultante de la aplicación del presente artículo, será atendida con los créditos presupuestales del Instituto.

Artículo 126.- Disminúyese en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", unidad ejecutora 001 "Instituto del Niño y Adolescente del Uruguay", programa 400 "Políticas transversales de Desarrollo Social", con cargo a la Financiación 1.1 "Rentas Generales", para el ejercicio 2017, las partidas en moneda nacional que se detallan:

Proyecto	Objeto del Gasto	2017
000	291.000	5.000.000
000	299.000	13.018.591
973	799.000	20.000.000
TOTAL		38.018.591

Disminúyese en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", el equivalente en moneda nacional a 7.096 UR (siete mil noventa y seis unidades reajustables), valor de la unidad reajustable al 1° de enero de 2016, en el programa 400 "Políticas transversales de Desarrollo Social" con cargo a la Financiación 1.1 "Rentas Generales", en el objeto del gasto 289.005 "Otras prestaciones no incluidas en las anteriores-Parcial".

Artículo 127.- Reasígnase para el ejercicio 2017, en el Inciso 27 "Instituto del Niño y Adolescente del Uruguay", Fuente de Financiación 1.1 "Rentas Generales", programa 400 "Políticas transversales de Desarrollo Social", proyecto 000 "General", la suma de $ 6.239.518 (seis millones doscientos treinta y nueve mil quinientos dieciocho pesos uruguayos) del objeto del gasto 299.000 "Otros servicios no personales no incluidos en los anteriores" al objeto del gasto 035.000 "Retribución Cuidadoras" más aguinaldo y cargas legales.

INCISO 29

ADMINISTRACIÓN DE LOS SERVICIOS DE SALUD DEL ESTADO

Artículo 128.- Sustitúyese el artículo 594 de la Ley N° 19.355, de 19 de diciembre de 2015, por el siguiente:

"ARTÍCULO 594.- En el Inciso 29 "Administración de los Servicios de Salud del Estado", los practicantes internos designados por concurso en contratos de función pública o contrataciones rentadas temporarias, podrán acumular a su sueldo las remuneraciones provenientes de otros empleos que desempeñen en la Administración Pública, quedando exceptuados del límite de sesenta horas semanales de labor, siempre que no exista superposición total o parcial entre los mismos y cumplan con los demás requisitos establecidos en el artículo 650 de la Ley N° 16.170, de 28 de diciembre de 1990, y normas reglamentarias".

Esta disposición entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 129.- Facúltase al Inciso 29 "Administración de los Servicios de Salud del Estado" a abonar compensaciones salariales a funcionarios que, perteneciendo a otro Inciso, presten funciones en el mencionado Inciso, en régimen de pase en comisión o comisión de servicio, cuando corresponda a áreas incentivadas o funciones de Dirección.

A efectos del cumplimiento de lo dispuesto en este artículo, el Inciso 29 "Administración de los Servicios de Salud del Estado" podrá reasignar en el grupo 0 "Servicios Personales", hasta $ 10.400.000 (diez millones cuatrocientos mil pesos uruguayos) desde el objeto del gasto 042.086 "Compensación por reestructura reforma del Estado-MSP" a un objeto específico que habilitará la Contaduría General de la Nación.

Artículo 130.- Reasígnanse en carácter permanente en el Inciso 29 "Administración de los Servicios de Salud del Estado" los créditos presupuestales de la Financiación 1.1 "Rentas Generales", que pasarán a ser financiados con los recursos del Fondo Nacional de Salud (FONASA), a la Financiación 1.2 "Recursos con Afectación Especial":

A) En el ejercicio 2016, la totalidad del crédito presupuestal de los objetos del gasto 141.000 "Combustibles derivados del petróleo", 151.000 "Lubricantes y otros derivados de petróleo", 211.000 "Teléfono, telégrafos y similares", 212.000 "Agua", 213.000 "Electricidad", 214.000 "Gas", 264.000 "Primas y otros gastos contratados dentro del país" y un monto de $ 350.000.000 (trescientos cincuenta millones de pesos uruguayos) del objeto del gasto 199.000 "Otros bienes de consumo no incluidos en los anteriores".

B) En el ejercicio 2017, la totalidad de las asignaciones presupuestales de gastos de funcionamiento, excluidas las retribuciones personales.

Cuando el saldo de crédito disponible en la Fuente de Financiamiento 1.1 "Rentas Generales" de los objetos mencionados en el inciso precedente a la fecha de vigencia de la presente norma no permitiera realizar el cambio de fuente de financiamiento correspondiente al ejercicio 2016, el Inciso deberá depositar a Rentas Generales, antes del cierre de ejercicio, el importe que no sea posible reasignar.

En caso que la recaudación por concepto de FONASA supere los créditos asignados a gastos de funcionamiento con cargo a Financiación 1.2 "Recursos con Afectación Especial" financiados con dicha recaudación, se ajustarán trimestralmente esos créditos presupuestales, previo informe favorable del Ministerio de Economía y Finanzas, de acuerdo al siguiente procedimiento:

1) Se ajustarán los gastos de funcionamiento por la diferencia entre el crédito y el monto resultante de la diferencia entre la recaudación por concepto de FONASA y el costo promedio por usuario aplicado a la variación de usuarios del ejercicio. No se incluirá para este cálculo la cuota parte de recaudación que se destine al grupo 0 " Servicios Personales", por aplicación del artículo 609 de la Ley N° 19.355, de 19 de diciembre de 2015.

2) La recaudación equivalente a la variación de usuarios valuado a costo promedio por usuario del ejercicio anterior será aplicada a financiar las erogaciones que se realicen con los créditos presupuestales autorizados para inversiones. Facúltase al Ministerio de Economía y Finanzas a realizar los cambios de fuente de financiamiento en los créditos de inversiones para dar cumplimiento a la presente norma.

3) El monto en que el total de recaudación supere los créditos de gastos de funcionamiento e inversión financiados con recaudación de FONASA, se destinará a devolver parcialmente a Rentas Generales, el financiamiento de los gastos que por concepto de retribuciones personales se realizan con dicha fuente de financiamiento.

El costo promedio por usuario del ejercicio anterior, será determinado por el Ministerio de Economía y Finanzas y el Ministerio de Salud Pública. A efectos del ajuste de créditos de funcionamiento, se deducirá la recaudación con destino al grupo 0 " Servicios Personales", establecido en el artículo 609 de Ley N° 19.355, de 19 de diciembre de 2015.

La recaudación deberá aplicarse en primer lugar a atender los gastos de funcionamiento a fin de asegurar la prestación de los servicios.

La Administración de los Servicios de Salud del Estado comunicará a la Contaduría General de la Nación y a la Oficina de Planeamiento y Presupuesto la distribución a nivel de cada unidad ejecutora, grupo y objeto del gasto, de las modificaciones presupuestales dispuestas en la presente norma, sin la cual no podrá ejecutar los créditos a que refiere el presente artículo.

Los compromisos no devengados que hubieren sido contraídos con cargo a créditos reasignados en la presente norma, se entenderán realizados con cargo a la Financiación 1.2 "Recursos con Afectación Especial".

El administrador del Fondo Nacional de Salud remitirá al Ministerio de Economía y Finanzas la información relativa a la recaudación de FONASA que le corresponda a la Administración de los Servicios de Salud del Estado.

Derógase el artículo 59 de la Ley N° 18.211, de 5 de diciembre de 2007, con la modificación introducida por el artículo 601 de la Ley N° 19.355, de 19 de diciembre de 2015.

Esta norma regirá desde la promulgación de la presente ley.

Artículo 131.- Facúltase al Ministerio de Economía y Finanzas a cambiar la fuente de financiamiento en los casos de las transferencias de créditos realizadas por aplicación de los artículos 293 de la Ley N° 17.930, de 19 de diciembre de 2005, 260 de la Ley N° 18.834, de 4 de noviembre 2011, y 717 de la Ley N° 18.719, de 27 de diciembre de 2010, con la modificación introducida por el artículo 285 de la Ley N° 18.996, de 7 de noviembre de 2012, de la Financiación 1.2 "Recursos con Afectación Especial", a la Financiación 1.1 "Rentas Generales".

Artículo 132.- Sustitúyese el artículo 596 de la Ley N° 19.355, de 19 de diciembre de 2015, por el siguiente:

"ARTÍCULO 596.- Facúltase a la Contaduría General de la Nación, a solicitud del Inciso 29 "Administración de los Servicios de Salud del Estado", a trasponer al Fondo de Suplencias creado por el artículo 455 de la Ley N° 15.809, de 8 de abril de 1986, hasta $ 160.000.000 (ciento sesenta millones de pesos uruguayos) por año, provenientes de los créditos resultantes de los descuentos individuales y multas generadas por inasistencias, reservas de cargo y licencias, así como de licencias especiales sin goce de sueldo de sus funcionarios.

Derógase el artículo 330 de la Ley N° 19.149, de 24 de octubre de 2013".

Esta disposición entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 133.- Facúltase a la Contaduría General de la Nación, a solicitud del Inciso 29 "Administración de los Servicios de Salud del Estado", a reasignar para el ejercicio 2017 hasta $ 15.000.000 (quince millones de pesos uruguayos) del programa 440 "Atención Integral a la Salud", proyecto 973 "Inmuebles", al grupo 0 "Servicios personales", a los efectos de continuar el proceso de fortalecimiento del trabajo de enfermería en los servicios asistenciales del organismo.

Artículo 134.- Incorpórase al artículo 609 de la Ley N° 19.355, de 19 de diciembre de 2015, el siguiente inciso:

"Facúltase a la Administración de los Servicios de Salud del Estado a distribuir las partidas a que refiere el inciso anterior, que sean destinadas a pagos variables, en los grupos 0 "Servicios Personales", 2 "Servicios No Personales" y 5 "Transferencias" a efectos de financiar las erogaciones que resulten de la aplicación de este artículo, para los funcionarios y profesionales contratados por la Comisión Honoraria del Patronato del Psicópata y por la Comisión de Apoyo de la unidad ejecutora 068 "Administración de los Servicios de Salud del Estado" respectivamente, no rigiendo para esta partida la prohibición establecida por el artículo 721 de la Ley N° 18.719, de 27 de diciembre de 2010, con la modificación introducida por el artículo 607 de la Ley N° 19.355, de 19 de diciembre de 2015, en cuanto refiere a las citadas Comisiones".

Este artículo tendrá vigencia a partir de la promulgación de la presente ley.

Artículo 135.- Sustitúyese el artículo 259 de la Ley N° 18.834, de 4 de noviembre de 2011, por el siguiente:

"ARTÍCULO 259.- La Administración de los Servicios de Salud del Estado distribuirá las partidas asignadas por los artículos 712, 713, 714 y 735 de la Ley N° 18.719, de 27 de diciembre de 2010, y por el literal A) del artículo 457 de la Ley N° 18.362, de 6 de octubre de 2008, en los objetos del gasto que correspondan, a efectos de abonar las partidas que se generen a favor de los profesionales que sean contratados por las Comisiones de Apoyo y Honoraria del Patronato del Psicópata. Dicha distribución será comunicada a la Contaduría General de la Nación.

No regirá la limitación establecida en el artículo 721 de la Ley Nº 18.719, de 27 de diciembre de 2010, en la redacción dada por el artículo 607 de la Ley Nº 19.355, de 19 de diciembre de 2015".

Esta disposición entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 136.- Agrégase al artículo 460 de la Ley Nº 19.355, de 19 de diciembre de 2015, el siguiente inciso:

"El Inciso 29 "Administración de los Servicios de Salud del Estado" comunicará a la Contaduría General de la Nación, la reasignación con carácter permanente de los créditos establecidos en el inciso segundo, antes del 31 de diciembre de 2016."

Este artículo entrará en vigencia a partir de la promulgación de la presente ley.

INCISO 32

INSTITUTO URUGUAYO DE METEOROLOGÍA

Artículo 137.- El Inciso 32 "Instituto Uruguayo de Meteorología" proyectará su estatuto funcional, de conformidad con lo previsto en el literal E) del artículo 7º de la Ley Nº 19.158, de 25 de octubre de 2013, remitiéndolo al Poder Ejecutivo.

Extiéndase por un año, contado a partir de la entrada en vigencia de esta ley, el plazo establecido en el artículo 24 de la Ley Nº 19.158, de 25 de octubre de 2013.

Sin perjuicio de ello, en su carácter de servicio descentralizado, podrá aprobar directamente el reglamento interno del personal, el cual contendrá previsiones respecto a la jornada de trabajo, licencias y procedimiento de evaluación.

Interprétase que lo previsto en el inciso final del artículo 24 de la Ley Nº 19.158, de 25 de octubre de 2013, será aplicable en materia funcional, cuando las disposiciones sobre funcionarios que rigen para los Incisos 02 al 15 del Presupuesto Nacional no sean incompatibles con la naturaleza jurídica de servicio descentralizado del Instituto Uruguayo de Meteorología (INUMET).

Artículo 138.- El Inciso 32 "Instituto Uruguayo de Meteorología" estará exonerado del pago de la tasa correspondiente al uso de las ondas de radio, cuyo sujeto activo es la Unidad Reguladora de Servicios de Comunicaciones (URSEC), en virtud del desarrollo del sistema de observación remota de estaciones meteorológicas automáticas y aeronáuticas.

Artículo 139.- El Inciso 32 "Instituto Uruguayo de Meteorología" podrá crear y reglamentar un sistema de practicantado para estudiantes de la Licenciatura de Ciencias de la Atmósfera de la Universidad de la República.

Dicho sistema se regirá en lo referente a remuneración, carga horaria y plazo de contratación, por lo establecido en el artículo 51 de la Ley Nº 18.719, de 27 de diciembre de 2010.

La condición de practicante no supondrá adquirir la calidad de funcionario público.

Artículo 140.- Sustitúyese el inciso segundo del artículo 622 de la Ley Nº 19.355, de 19 de diciembre de 2015, por el siguiente:

"El Instituto Uruguayo de Meteorología podrá percibir un precio por la certificación documental, desarrollo técnico o elaboración de informes para las instituciones o personas físicas o jurídicas, públicas o privadas, que lo requieran, incluyendo los informes técnicos destinados al Poder Judicial. Asimismo, está facultado en los términos previstos por el artículo 271 de la Ley Nº 16.462, de 11 de enero de 1994, a prestar servicios de asesoramiento y asistencia técnica, en el área de su especialidad, tanto en el territorio de la República como en el exterior".

Artículo 141.- Facúltase al Inciso 32 "Instituto Uruguayo de Meteorología" a incluir publicidad en su sitio web oficial y aplicación informática de cualquier tipo que brinde información. Por el uso de la plataforma podrá percibir un precio que se determinará conforme a la aprobación del Poder Ejecutivo. La recaudación se depositará en el Tesoro Nacional, identificándose la titularidad de los fondos y tendrá como destino exclusivamente inversiones en equipamiento y gastos de funcionamiento excepto el grupo 0 "Servicios Personales".

INCISO 33

FISCALÍA GENERAL DE LA NACIÓN

Artículo 142.- Facúltase al Inciso 33 "Fiscalía General de la Nación", a contratar hasta tres adscriptos que colaboren directamente con el Director General, quienes deberán acreditar idoneidad suficiente a juicio del jerarca de acuerdo a las tareas a desempeñar, por el término que se determine, que no podrá superar el de su mandato.

Las personas comprendidas en la situación precitada no adquirirán la calidad de funcionarios públicos. Si la contratación recayere en funcionarios públicos, podrán estos optar por el régimen que se establece en el presente artículo, manteniendo la reserva del cargo de su oficina de origen, de acuerdo con el régimen previsto en el artículo 21 de la Ley Nº 17.930, de 19 de diciembre de 2005.

La retribución que se establezca en cada caso no superará el 85% (ochenta y cinco por ciento) de la correspondiente al cargo de Secretario General del organismo.

Las erogaciones que surjan de la aplicación del presente artículo, serán financiadas con cargo a los créditos presupuestales de la Fiscalía General de la Nación.

Esta disposición entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 143.- Apruébase la siguiente estructura escalafonaria para el Inciso 33 "Fiscalía General de la Nación":

Escalafón	Denominación
OP	Operativo
AD	Administrativo
EP	Especializado
TP	Técnico Profesional
PC	Profesional y Científico
GE	Gerencial
Q	Particular Confianza
N	Fiscal

(Personal operativo).- El escalafón OP comprende los cargos y contratos de función pública que tienen asignadas tareas de portería, limpieza, mantenimiento, vigilancia, traslado de documentos, materiales y mobiliario, y de choferes, así como otras tareas similares.

(Personal administrativo).- El escalafón AD comprende los cargos y contratos de función pública que tienen asignadas tareas relacionadas con el registro, clasificación, manejo de valores; manejo y archivo de datos y documentos, así como otras tareas similares.

(Personal especializado).- El escalafón EP comprende los cargos y contratos de función pública que tienen asignadas tareas en las que predomina la labor de carácter intelectual, para cuyo desempeño se requiere conocer técnicas de nivel terciario o medio, que avalen su dominio o idoneidad en la aplicación de las mismas, demostradas a través de prueba fehaciente.

(Personal técnico profesional).- El escalafón TP comprende los cargos y contratos de función pública de quienes hayan obtenido una especialización de nivel universitario, que corresponda a planes de estudio cuya duración deberá ser equivalente a dos años, como mínimo, de carrera universitaria liberal y en virtud de los cuales hayan obtenido título habilitante, diploma o certificado. También incluye a quienes hayan aprobado no menos del equivalente a tres años de carrera universitaria incluida en el escalafón PC.

(Personal profesional y científico).- El escalafón PC comprende los cargos y contratos de función pública a los que solo pueden acceder los profesionales, que posean título universitario expedido, reconocido o revalidado por las autoridades competentes y que correspondan a planes de estudio de duración no inferior a cuatro años.

(Personal gerencial).- El escalafón GE comprende las funciones que implican responsabilidad ejecutiva, en los que predomine la determinación de objetivos y metas a mediano y largo plazo; la planificación, coordinación y conducción global de las acciones respectivas; el desarrollo de programas para implementar políticas institucionales; la evaluación de los resultados y el asesoramiento directo a las autoridades. En ningún caso, estarán comprendidas dentro de este escalafón las tareas de dirección de unidades de apoyo.

(Personal de particular confianza).- El escalafón Q comprende los cargos cuyo carácter de particular confianza es determinado por ley.

(Personal Fiscal).- El escalafón N comprende los cargos correspondientes al ejercicio de la función misional de la Fiscalía General de la Nación, así como todos los cargos y funciones legalmente equiparados a los mismos.

Los grados mínimos y máximos de los escalafones de carrera serán los siguientes:

Escalafón	Grado mínimo	Grado máximo
OP	I	IV
AD	II	VI
TP	IV	IX
EP	III	VII
PC	V	IX

La Fiscalía General de la Nación establecerá para los actuales escalafones A, B, C, D, E, F y R de la Ley N° 15.809, de 8 de abril de 1986, y modificativas, la correspondencia de cargos con el nuevo sistema escalafonario, basándose, entre otros, en los principios de buena administración, objetividad, racionalidad y equidad.

La presente disposición no tendrá costo presupuestal ni podrá implicar aumento de sueldo.

Lo dispuesto en este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 144.- Facultáse al Inciso 33 "Fiscalía General de la Nación" a integrar al sueldo al grado, las partidas que actualmente perciben los funcionarios de los escalafones A, B, C, D, E, F y R de la Ley Nº 15.809, de 8 de abril de 1986, y modificativas, en los objetos del gasto 042.400 "Compensación al Cargo", 042.015 "Compensación por Asiduidad" y 048.032 "Recuperación Salarial Enero 2010".

A partir de la entrada en vigencia de la mencionada categorización, los funcionarios de la Fiscalía General de la Nación dejarán de percibir el beneficio dispuesto por el artículo 317 de la Ley Nº 16.226, de 29 de octubre de 1991, en la redacción dada por el artículo 468 de la Ley Nº 16.736, de 5 de enero de 1996, el que pasará a integrar el sueldo al grado.

La presente disposición no tendrá costo presupuestal ni podrá significar aumento o disminución en el total de las retribuciones que perciben los funcionarios a la fecha de entrada en vigencia de esta disposición.

Lo dispuesto en este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 145.- Determínase que el Inciso 33 "Fiscalía General de la Nación" tendrá los siguientes cargos y funciones de administración superior, los cuales ejercerán las actividades de supervisión, y gerenciales de las jefaturas de un Departamento, División o Área.

La función que ejerce la supervisión de un Departamento se valora en una de dos categorías según el nivel de exigencia y responsabilidad que se determine.

Escalafón	Grado	Nivel	Cantidad máxima
PC/TP	IX	1	7 cargos
GE	I	2	4 funciones

La función que ejerce la conducción de una División o Área se valora en una de tres categorías según el nivel de exigencia y responsabilidad que se determine.

Escalafón	Grado	Nivel	Cantidad máxima
GE	II	1	3 funciones
GE	III	2	1 función
GE	IV	3	2 funciones

Los cargos de carrera grado IX de supervisión, gerenciales y de similar responsabilidad que se determinen exigen un mínimo de cuarenta horas semanales efectivas de labor y dedicación exclusiva. Esta última solo quedará exceptuada por la docencia universitaria y la producción y creación literaria, artística, científica y técnica, siempre que no se origine en una relación de dependencia.

La determinación de la exclusividad deberá responder a razones de servicio debidamente fundadas y en tal caso la retribución del cargo será incrementada en un 50% (cincuenta por ciento).

La Fiscalía General de la Nación establecerá para los actuales escalafones CO de conducción del Sistema Integrado de Retribuciones y Ocupaciones de la Ley N° 18.172, de 31 de agosto de 2007, y sus respectivas modificativas y complementarias, la correspondencia de cargos con el nuevo sistema escalafonario, basándose, entre otros, en los principios de buena administración, objetividad, racionalidad y equidad.

Lo dispuesto en este artículo no generará costo presupuestal y entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 146.- La asignación de las funciones gerenciales, en el Inciso 33 "Fiscalía General de la Nación" deberá realizarse por concurso de oposición, presentación de proyectos y méritos, en el que se evalúen las competencias requeridas para el gerenciamiento, los conocimientos y destrezas técnicas.

Hasta tanto no se realice el referido concurso, estas funciones podrán asignarse transitoriamente por el Director General a funcionarios del Inciso.

Los concursos para asignación de funciones gerenciales se realizarán en primer término evaluando a los postulantes del Inciso que cumplan con los requisitos excluyentes del llamado, cualquiera sea el escalafón, y cargo al que pertenezcan, y que hayan ejercido ininterrumpidamente como mínimo durante un año las tareas del cargo del que es titular.

Cumplido el procedimiento anterior y de resultar desierto, se realizará un llamado público y abierto, de oposición, presentación de proyectos y méritos, en el que se evalúen las competencias requeridas para el gerenciamiento, los conocimientos y destrezas técnicas; y la persona seleccionada suscribirá un contrato de funciones gerenciales.

Las convocatorias podrán realizarse a través de uno o más llamados.

La persona seleccionada para desempeñar una función gerencial deberá suscribir un compromiso de gestión definido por el jerarca, independientemente de su proyecto presentado, a desarrollar en la unidad correspondiente, en atención a las pautas, políticas y estrategias definidas y alineado al plan estratégico del Inciso.

Las funciones gerenciales serán evaluadas considerando el desempeño de la persona contratada conforme el sistema de evaluación adoptado por el Inciso y el cumplimiento de los compromisos de gestión pautados. La permanencia en la función estará sujeta a su evaluación favorable.

Las personas contratadas bajo este régimen no adquirirán la calidad de funcionarios públicos, y si dicha contratación recayera en funcionarios pertenecientes al Inciso 33 "Fiscalía General de la Nación", estos podrán reservar su cargo de acuerdo con el régimen previsto en el artículo 21 de la Ley N° 17.930, de 19 de diciembre de 2005.

La evaluación negativa en el desempeño de las funciones gerenciales determinará la rescisión del contrato.

Lo dispuesto en este artículo no generará costo presupuestal y entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 147.- Establécese que el cargo creado por el artículo 643 de la Ley N° 19.355, de 19 de diciembre de 2015, tendrá una retribución equivalente a la de una función gerencial GE III (Nivel 2).

Lo dispuesto en este artículo no generará costo presupuestal y entrará en vigencia a partir de la promulgación de la presente ley.

INCISO 34

JUNTA DE TRANSPARENCIA Y ÉTICA PÚBLICA

Artículo 148.- Autorízase a la Junta de Transparencia y Ética Pública (JUTEP) a disponer por resolución fundada, hasta ocho pases en comisión, de acuerdo a lo dispuesto por el artículo 32 de la Ley N° 15.851, de 24 de diciembre de 1986, modificativas y concordantes.

INCISO 35

INSTITUTO NACIONAL DE INCLUSIÓN SOCIAL ADOLESCENTE

Artículo 149.- El ingreso de funcionarios al Instituto Nacional de Inclusión Social Adolescente se verificará, en modalidad de provisoriato, en una función contratada equivalente al último grado ocupado del escalafón respectivo, previo concurso público y abierto de oposición y méritos, méritos y antecedentes o sorteo. A tales efectos, los jerarcas del Inciso quedan facultados a disponer la transformación de cargos vacantes en funciones contratadas, correspondientes al mismo escalafón y grado.

Transcurrido un año efectivo de labor, previa evaluación satisfactoria del funcionario, la función contratada se transformará en un cargo presupuestado correspondiente al mismo escalafón y grado. La evaluación insatisfactoria determinará, previa resolución del Directorio, el cese de la función contratada.

La evaluación se realizará por un Tribunal de Evaluación constituido por tres miembros y sus respectivos suplentes: un miembro designado por el Directorio, quien lo presidirá, el supervisor directo del aspirante y un tercer miembro designado por los funcionarios a evaluar. Asimismo, habrá un veedor que será propuesto por la Confederación de Organizaciones de Funcionarios del Estado (COFE).

Cumplidos nueve meses efectivos de labor, el Directorio convocará al Tribunal de Evaluación y comunicará a COFE a efectos de que en un plazo no mayor a cinco días hábiles designe veedor. El veedor participará en el Tribunal, con voz, pero sin voto.

El Tribunal se expedirá indefectiblemente en un plazo no mayor a sesenta días. El incumplimiento de este plazo será considerado falta grave.

En ningún caso la presupuestación prevista en el presente artículo podrá significar lesión de derechos funcionales ni costo presupuestal.

El ingreso de funcionarios al amparo de este artículo se realizará previo pronunciamiento favorable de la Oficina Nacional del Servicio Civil.

A partir de la vigencia de la presente ley, no será de aplicación al Instituto Nacional de Inclusión Social Adolescente el artículo 1º de la Ley Nº 16.127, de 7 de agosto de 1990, con las modificaciones introducidas por los artículos 30 de la Ley Nº 16.697, de 25 de abril de 1995; 11 de la Ley Nº 17.930, de 19 de diciembre de 2005; 42 de la Ley Nº 18.046, de 24 de octubre de 2006, en la redacción dada por el artículo 14 de la Ley Nº 18.719, de 27 de diciembre de 2010, y 93 de la Ley Nº 18.651, de 19 de febrero de 2010.

Este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 150.- Facúltase al Inciso 35 "Instituto Nacional de Inclusión Social Adolescente" a contratar, bajo el régimen de provisoriato previsto en el artículo precedente, a quienes, a la fecha de promulgación de la presente ley, se encuentren desempeñando tareas permanentes propias de un funcionario público y hayan sido contratados bajo la modalidad de docentes, talleristas y recreadores del Centro de Formación y Estudios del Instituto del Niño y Adolescente del Uruguay.

Estas contrataciones están exceptuadas de la selección mediante concurso.

Las contrataciones al amparo del presente artículo se realizarán en el último grado ocupado del escalafón respectivo. Si la retribución que corresponde al cargo en que se incorpora el contratado fuese menor a la del vínculo anterior, la diferencia resultante se mantendrá como compensación personal, la que se irá absorbiendo por futuros incrementos, por cambios en la tabla de sueldos, ascensos, aumento del grado del funcionario, compensación o partidas de carácter permanente, cualquiera sea su financiación, que se otorguen en el futuro.

Las presentes contrataciones se financiarán con los créditos presupuestales asignados a los contratos de función pública.

Autorízase al Directorio a transformar los contratos de función pública del presente artículo en los cargos presupuestados necesarios, una vez transcurrido el plazo del provisoriato.

Este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 151.- Facúltase al Inciso 35 "Instituto Nacional de Inclusión Social Adolescente" a formular una reestructura organizativa y de puestos de trabajo, con el dictamen previo y favorable de la Oficina de Planeamiento y Presupuesto y de la Oficina Nacional del Servicio Civil, sin que implique costo presupuestal.

El Instituto Nacional de Inclusión Social Adolescente elevará el proyecto de reestructura al Poder Ejecutivo, el que lo remitirá a consideración de la Asamblea General, la que deberá expedirse dentro de un plazo de cuarenta y cinco días, vencido el cual, sin opinión en contrario, se entenderá aprobada.

Este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 152.- Autorízase al Inciso 35 "Instituto Nacional de Inclusión Social Adolescente" a utilizar los créditos de los cargos vacantes a los efectos de la transformación de los que se consideren necesarios para su funcionamiento.

El ejercicio de la potestad conferida en este artículo requerirá informe previo y favorable de la Oficina de Planeamiento y Presupuesto y de la Oficina Nacional del Servicio Civil. De lo actuado se dará cuenta a la Asamblea General.

Este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 153.- Facúltase al Inciso 35 "Instituto Nacional de Inclusión Social Adolescente" a celebrar contratos para el ejercicio de funciones docentes.

A los efectos de esta norma, se consideran "docentes" aquellas funciones que realizan actividades de enseñanza en el marco de los proyectos socioeducativos de los adolescentes en conflicto con la ley penal, así como aquellas actividades de enseñanza dirigidas a los funcionarios de la institución, en el marco de la formación continua.

Los mismos serán remunerados de acuerdo con la escala de los docentes de la Universidad de la República y de la Administración Nacional de Educación Pública, según corresponda.

No regirán en este caso las limitaciones por topes horarios establecidos por el inciso tercero del artículo 115 de la Ley N° 12.803, de 30 de noviembre de 1960, en la redacción dada por el artículo 1° del Decreto-Ley N° 14.263, de 5 de setiembre de 1974.

A tales efectos, se realizarán concursos de oposición y méritos o de méritos y antecedentes para conformar un orden de prelación en diferentes disciplinas.

Las contrataciones que resulten de lo dispuesto en el presente artículo serán financiadas con cargo a los créditos presupuestales del Instituto.

Este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 154.- Aplícase al Instituto Nacional de Inclusión Social Adolescente lo dispuesto en el artículo 585 de la Ley N° 19.355, de 19 de diciembre de 2015.

Este artículo regirá a partir de la promulgación de la presente ley.

Artículo 155.- Los créditos presupuestales correspondientes a sueldos, gastos e inversiones asignados al Inciso 27 "Instituto del Niño y Adolescente del Uruguay", programa 461 "Gestión de la privación de libertad", serán reasignados, a partir de la vigencia de la presente ley, al Inciso 35 "Instituto Nacional de Inclusión Social Adolescente", programa 461 "Gestión de la privación de libertad", así como los puestos de trabajo que efectivamente sean transferidos.

SECCIÓN VI

OTROS INCISOS

INCISO 24

DIVERSOS CRÉDITOS

Artículo 156.- Disminúyese en el Inciso 24 "Diversos Créditos", programa 363 "Infraestructura fluvial y marítima", unidad ejecutora 006 "Ministerio de Relaciones Exteriores", proyecto 962 "Dragado del Río Uruguay", con cargo a la Financiación 1.1 "Rentas Generales", la suma de

$ 5.000.000 (cinco millones de pesos uruguayos) en los ejercicios 2016 a 2019, a efectos de complementar el abatimiento del grupo 0 " Servicios personales" efectivamente realizado y para alcanzar el monto dispuesto en el artículo 5° de la Ley N° 19.355, de 19 de diciembre de 2015.

Este artículo entrará en vigencia a partir de la promulgación de la presente ley.

Artículo 157.- Facúltase al Ministerio de Economía y Finanzas a transferir la partida asignada en el artículo 684 de la Ley N° 19.355, de 19 de diciembre de 2015, al fideicomiso que constituyan los Gobiernos Departamentales de Montevideo y Canelones, con la finalidad de realizar obras de infraestructura viales, de transporte y de desarrollo logístico. El fideicomiso será constituido en la Corporación Nacional para el Desarrollo (CND), y la Corporación Nacional Financiera Administradora de Fondos de Inversión S.A. (CONAFIN AFISA) será la fiduciaria del mismo.

Asimismo, se considerará como aporte a dicho fideicomiso el financiamiento que eventualmente la CND pudiera obtener para los fines referidos. El Poder Ejecutivo reglamentará la presente disposición.

SECCIÓN VII

RECURSOS

Artículo 158.- Sustitúyese el inciso primero del artículo 20 del Título 4 del Texto Ordenado 1996, por el siguiente:

"ARTÍCULO 20. (Deducción proporcional).- Cuando los gastos a que refiere el inciso tercero del artículo anterior constituyan para la contraparte rentas gravadas por el Impuesto a la Renta de las Personas Físicas, en la Categoría I de dicho impuesto (Rendimientos del Capital e Incrementos Patrimoniales), o rentas gravadas por el Impuesto a las Rentas de los No Residentes, la deducción estará limitada al monto que surja de aplicar al gasto el cociente entre la tasa máxima aplicable a las rentas de dicha categoría en el impuesto correspondiente y la tasa fijada de acuerdo con lo dispuesto por el artículo 15 de este Título".

Artículo 159.- Agrégase al literal F) del artículo 21 del Título 4 del Texto Ordenado 1996, como último inciso, el siguiente:

"La presente deducción estará limitada al 50% (cincuenta por ciento) de la renta neta fiscal obtenida luego de realizar la totalidad de los restantes ajustes de la renta neta".

Artículo 160.- Sustitúyese el literal G) del artículo 21 del Título 4 del Texto Ordenado 1996, por el siguiente:

"G) Los sueldos fictos patronales de los titulares de empresas unipersonales o de los socios, cuando se liquide el impuesto al amparo del artículo 47 de este Título por la totalidad de las rentas, dentro de los límites y condiciones que establezca la reglamentación".

Artículo 161.- Sustitúyese, a partir de la promulgación de la presente ley, el inciso tercero del artículo 27 del Título 4 del Texto Ordenado 1996, por el siguiente:

"El ajuste dispuesto en el presente artículo solamente se realizará en aquellos ejercicios en que el porcentaje de variación del Índice de Precios del Consumo (IPC) acumulado en los treinta y seis meses anteriores al cierre del ejercicio que se liquida supere el 100 % (cien por ciento)".

Artículo 162.- Agrégase como inciso tercero del artículo 88 del Título 4 del Texto Ordenado 1996, el siguiente:

"La obligación a que refiere el inciso primero también regirá para quienes presten servicios personales fuera de la relación de dependencia a una sociedad contribuyente de este impuesto de la que sean socios o accionistas, siempre que la actividad de la sociedad sea la de prestar servicios personales de igual naturaleza".

Artículo 163.- Agrégase como último inciso del artículo 16 del Título 7 del Texto Ordenado 1996:

"Se considerarán dentro de esta categoría las utilidades retiradas por los titulares de entidades unipersonales contribuyentes del Impuesto a las Rentas de las Actividades Económicas, siempre que las rentas que le den origen se devenguen a partir de ejercicios iniciados desde el 1º de enero de 2017".

Artículo 164.- Agréganse al Título 7 del Texto Ordenado 1996, los siguientes artículos:

"ARTÍCULO 16 BIS. (Dividendos y Utilidades Fictos).- La renta neta fiscal gravada por el Impuesto a las Rentas de las Actividades Económicas (IRAE) que al cierre de cada ejercicio fiscal presente una antigüedad mayor a tres ejercicios, será imputada como dividendos o utilidades fictos en el tercer mes del ejercicio siguiente al del cómputo del referido plazo. A tales efectos, las pérdidas fiscales de ejercicios anteriores no se considerarán integrantes de la renta neta fiscal.

El importe de los dividendos y utilidades fictos gravados surgirá de deducir de la renta neta fiscal acumulada a partir de ejercicios iniciados desde el 1° de julio de 2007, determinada según lo establecido en el inciso anterior, el monto de las siguientes partidas:

i) Los dividendos y utilidades gravados a que refiere el apartado i) del inciso primero del literal C) del artículo 27 del presente Título, que se hubieran devengado, hasta el cierre del último ejercicio fiscal del contribuyente del IRAE.

ii) Los dividendos y utilidades fictos determinados de conformidad con el presente artículo, que se hubieran imputado hasta el cierre del último ejercicio fiscal del contribuyente del IRAE.

iii) El monto de las inversiones realizadas por el contribuyente del IRAE en participaciones patrimoniales de otras entidades residentes, en activo fijo e intangibles, desde el primer ejercicio de liquidación del referido impuesto hasta el cierre del último ejercicio fiscal, siempre que se identifique al enajenante.

iv) El incremento en el capital de trabajo bruto del contribuyente del IRAE, resultante de la comparación entre el saldo al cierre del último ejercicio fiscal y el del primer ejercicio de liquidación del referido impuesto ajustado por el Índice de Precios del Consumo (IPC) hasta dicho cierre. El referido incremento no podrá superar el 80% (ochenta por ciento) del monto a que refiere el numeral anterior. A estos efectos se considerará capital de trabajo bruto la diferencia entre el valor fiscal de los saldos de créditos por ventas e inventario de mercaderías corrientes, menos el pasivo corriente.

Cuando en el ejercicio en que se hayan efectuado las referidas inversiones o en los tres siguientes, se enajenen los bienes que dieron origen a la referida deducción, deberá computarse en la renta neta fiscal acumulada determinada de acuerdo al presente inciso, el importe equivalente a la inversión previamente deducido.

En ningún caso el importe gravado podrá superar los resultados acumulados al cierre del ejercicio fiscal del contribuyente del IRAE, deducido el monto a que refiere el apartado ii) del inciso anterior. A tales efectos, el concepto de resultados acumulados comprenderá a las ganancias y pérdidas contables acumuladas sin asignación específica, a las reservas legales, a las estatutarias y en general a todas aquellas creadas de acuerdo al artículo 93 de la Ley Nº 16.060, de 4 de setiembre de 1989.

Se considerarán, asimismo, comprendidas en dicho concepto las capitalizaciones de resultados acumulados, así como cualquier otra disminución de los resultados acumulados que no determine una variación en el patrimonio contable del contribuyente del IRAE, que se hayan verificado a partir del 1º de enero de 2016.

Los dividendos y utilidades fictos estarán gravados en la proporción que corresponda a cada socio o accionista de acuerdo a lo dispuesto en el contrato social o en la Ley Nº 16.060, de 4 de setiembre de 1989, en su defecto.

Se incluye en el concepto de dividendos y utilidades fictos gravados a la renta neta fiscal gravada obtenida por contribuyentes del IRAE, que cumpla las condiciones establecidas en el inciso primero, cuando los socios o accionistas, sean contribuyentes de dicho impuesto. Los referidos dividendos y utilidades fictos serán imputados directamente a las personas físicas residentes que participen en el capital de los referidos socios o accionistas, en la proporción correspondiente a su participación en el patrimonio, considerando la entidad que realizó la primera imputación. Dicha entidad deberá comunicar a los referidos socios o accionistas, el importe del impuesto pagado por este concepto. En este caso, los referidos socios o accionistas contribuyentes del IRAE, al realizar el cálculo de dividendos o utilidades fictos, deducirán el importe ya imputado a las personas físicas por la entidad que realizó la primera imputación.

A los solos efectos de lo dispuesto en el inciso anterior, los dividendos y utilidades a que refiere el literal M) del artículo 52 del Título 4 del Texto Ordenado 1996, se considerarán rentas gravadas por el IRAE.

Exceptúase del cómputo a que refiere el inciso primero, a la renta neta fiscal obtenida por las sociedades personales y entidades unipersonales, que en el ejercicio fiscal que le dio origen, los ingresos no superen el límite a que refiere el inciso quinto del literal C) del artículo 27 del presente Título.

Quedan excluidos de la determinación de los dividendos y utilidades fictos, los contribuyentes del IRAE y del Impuesto a la

Enajenación de Bienes Agropecuarios, cuyas acciones coticen en Bolsas de Valores habilitadas a operar en la República.

El presente régimen regirá a partir del 1º de marzo de 2017.

ARTÍCULO 16 TER. (Cómputo de las retenciones por Dividendos y Utilidades Fictos).- Los pagos realizados por el Impuesto a la Renta de las Personas Físicas por los dividendos o utilidades fictos a que refiere el artículo anterior, serán imputados al impuesto generado por los dividendos o utilidades a que refiere el apartado i) del inciso primero, del literal C) del artículo 27 del presente Título, debiendo el responsable designado retener el impuesto por la diferencia resultante entre ambos conceptos en caso que corresponda. De resultar un excedente, el mismo será imputado al impuesto correspondiente a futuras distribuciones de dividendos o utilidades a que refiere dicho apartado i)".

Artículo 165.- Sustitúyese, con vigencia 1º de enero de 2017, el artículo 26 del Título 7 del Texto Ordenado 1996, por el siguiente:

"ARTÍCULO 26. (Tasas).- Las alícuotas del impuesto de este capítulo se aplicarán de forma proporcional, de acuerdo al siguiente detalle:

CONCEPTO	ALÍCUOTA
Intereses correspondientes a depósitos en moneda nacional y en unidades indexadas, a más de un año, en instituciones de intermediación financiera de plaza.	7%
Intereses de obligaciones y otros títulos de deuda, emitidos por entidades residentes a plazos mayores a tres años, mediante suscripción pública y cotización bursátil en entidades nacionales.	7%
Intereses correspondientes a los depósitos en instituciones de plaza, a un año o menos, constituidos en moneda nacional sin cláusula de reajuste.	7%
Dividendos o utilidades pagados o acreditados por contribuyentes del Impuesto a la Renta de las Actividades Económicas (IRAE) originados en los rendimientos comprendidos en el apartado ii) del literal C) del artículo 27 de este Título.	12%
Otros dividendos o utilidades pagados o acreditados por contribuyentes del IRAE y los dividendos o utilidades fictos a que refiere el artículo 16 bis de este Título.	7%

CONCEPTO	ALÍCUOTA
Rendimientos derivados de derechos de autor sobre obras literarias, artísticas o científicas.	7%
Rentas de certificados de participación emitidos por fideicomisos financieros mediante suscripción pública y cotización bursátil en entidades nacionales, a plazos de más de 3 años.	7%
Restantes rentas	12%".

Artículo 166.- Sustitúyese el inciso quinto del literal C) del artículo 27 del Título 7 del Texto Ordenado 1996, por el siguiente:

"Estarán exentas las utilidades comprendidas en el apartado i) de este literal, distribuidas por las empresas unipersonales y sociedades personales cuyos ingresos no superen el límite que fije el Poder Ejecutivo, quien queda facultado a considerar el número de dependientes, la naturaleza de la actividad desarrollada u otros criterios objetivos".

Artículo 167.- Sustitúyese el último inciso del literal C) del artículo 27 del Título 7 del Texto Ordenado 1996, por el siguiente:

"También estarán exentas las utilidades distribuidas por sociedades prestadoras de servicios personales fuera de la relación de dependencia que hayan quedado incluidos en el Impuesto a las Rentas de las Actividades Económicas en aplicación de la opción del artículo 5º del Título 4 de este Texto Ordenado. Esta exoneración alcanza exclusivamente a las utilidades derivadas de la prestación de servicios personales, siempre que las rentas que les dieron origen se hayan devengado en ejercicios cerrados hasta el 31 de diciembre de 2016".

Artículo 168.- Sustitúyese, con vigencia 1º de enero de 2017, el inciso primero del artículo 37 del Título 7 del Texto Ordenado 1996, por el siguiente:

"ARTÍCULO 37. (Escala de rentas).- A los efectos de lo establecido en el artículo anterior, fíjanse las siguientes escalas de tramos de renta y las alícuotas correspondientes:

A) Contribuyentes personas físicas:

RENTA ANUAL COMPUTABLE	TASA

RENTA ANUAL COMPUTABLE	TASA
Hasta el Mínimo No Imponible General (MNIG) de 84 Bases de Prestaciones y Contribuciones (BPC)	Exento
Más del MNIG y hasta 120 BPC	10%
Más de 120 BPC y hasta 180 BPC	15%
Más de 180 BPC y hasta 360 BPC	24%
Más de 360 BPC y hasta 600 BPC	25%
Más de 600 BPC y hasta 900 BPC	27%
Más de 900 BPC y hasta 1.380 BPC	31%
Más de 1.380 BPC	36%

B) Contribuyentes núcleos familiares cuando las rentas de la Categoría II de cada uno de los integrantes del núcleo considerados individualmente superen en el ejercicio los doce Salarios Mínimos Nacionales:

RENTA ANUAL COMPUTABLE	TASA
Hasta el Mínimo No Imponible General de 168 Bases de Prestaciones y Contribuciones (BPC)	Exento
Más de 168 BPC y hasta 180 BPC	15%
Más de 180 BPC y hasta 360 BPC	24%
Más de 360 BPC y hasta 600 BPC	25%
Más de 600 BPC y hasta 900 BPC	27%
Más de 900 BPC y hasta 1.380 BPC	31%
Más de 1.380 BPC	36%

C) Contribuyentes núcleos familiares cuando las rentas de la Categoría II de uno de los integrantes del núcleo no superen en el ejercicio los doce Salarios Mínimos Nacionales:

RENTA ANUAL COMPUTABLE	TASA
Hasta el Mínimo No Imponible General de 96 Bases de Prestaciones y Contribuciones (BPC)	Exento
Más de 96 BPC y hasta 144 BPC	10%
Más de 144 BPC y hasta 180 BPC	15%
Más de 180 BPC y hasta 360 BPC	24%
Más de 360 BPC y hasta 600 BPC	25%
Más de 600 BPC y hasta 900 BPC	27%
Más de 900 BPC y hasta 1.380 BPC	31%
Más de 1.380 BPC	36%".

Artículo 169.- Sustitúyese, con vigencia 1° de enero de 2017, el tercer inciso del artículo 38 del Título 7 del Texto Ordenado 1996, por el siguiente:

"Para determinar el monto total de la deducción, el contribuyente aplicará a la suma de los montos a que refieren los literales A) a F) de este artículo, la tasa del 10% (diez por ciento) si sus ingresos nominales anuales son iguales o inferiores a 180 BPC (ciento ochenta Bases de Prestaciones y Contribuciones) y la tasa de 8% (ocho por ciento) para los restantes casos. A tales efectos no se considerarán el sueldo anual complementario ni la suma para el mejor goce de la licencia".

Artículo 170.- Agréganse al Título 8 del Texto Ordenado 1996, los siguientes artículos:

"ARTÍCULO 12 BIS. (Dividendos y utilidades fictos).- La renta neta fiscal gravada por el Impuesto a las Rentas de las Actividades Económicas (IRAE) que al cierre de cada ejercicio fiscal presente una antigüedad mayor a tres ejercicios, será imputada como dividendos o utilidades fictos en el tercer mes del ejercicio siguiente al del cómputo del referido plazo. A tales efectos, las pérdidas fiscales de ejercicios anteriores no se considerarán integrantes de la renta neta fiscal.

El importe de los dividendos y utilidades fictos gravados surgirá de deducir de la renta neta fiscal acumulada a partir de ejercicios iniciados desde el 1° de julio de 2007, determinada según lo establecido en el inciso anterior, el monto de las siguientes partidas:

i) Los dividendos y utilidades gravados a que refiere el literal C) del artículo 15 del presente Título, que se hubieran devengado hasta el último cierre del ejercicio fiscal del contribuyente del IRAE.

ii) Los dividendos y utilidades fictos determinados de conformidad con el presente artículo, que se hubieran imputado hasta el último cierre del ejercicio fiscal del contribuyente del IRAE.

iii) El monto de las inversiones realizadas por el contribuyente del IRAE en participaciones patrimoniales de otras entidades residentes, en activo fijo e intangibles, desde el primer ejercicio de liquidación del referido impuesto hasta el cierre del último ejercicio fiscal, siempre que se identifique al enajenante.

iv) El incremento en el capital de trabajo bruto del contribuyente del IRAE, resultante de la comparación entre el saldo al cierre del último ejercicio fiscal y el del primer ejercicio de liquidación del referido impuesto ajustado por el Índice de Precios del Consumo (IPC) hasta dicho cierre. El referido incremento no podrá superar el 80% (ochenta por ciento) del monto a que refiere el numeral anterior. A estos efectos se considerará capital de trabajo bruto la diferencia entre el valor fiscal de los saldos de créditos por ventas e inventario de mercaderías corrientes, menos el pasivo corriente.

Cuando en el ejercicio en que se hayan efectuado las referidas inversiones o en los tres siguientes, se enajenen los bienes que dieron origen a la referida deducción, deberá computarse en la renta neta fiscal acumulada determinada de acuerdo al presente inciso, el importe equivalente a la inversión previamente deducido.

En ningún caso el importe gravado podrá superar los resultados acumulados al cierre del ejercicio fiscal del contribuyente del IRAE, deducido el monto a que refiere el apartado ii) del inciso anterior. A tales efectos, el concepto de resultados acumulados comprenderá a las ganancias y pérdidas contables acumuladas sin asignación específica, a las reservas legales, a las estatutarias y en general a todas aquellas creadas de acuerdo al artículo 93 de la Ley N° 16.060, de 4 de setiembre de 1989. Se considerarán asimismo comprendidas en dicho concepto las capitalizaciones de resultados acumulados, así como cualquier otra disminución de los resultados acumulados que no determine una variación en el patrimonio contable del contribuyente del IRAE, que se hayan verificado a partir del 1° de enero de 2016.

Los dividendos y utilidades fictos estarán gravados en la proporción que corresponda a cada socio, accionista, de acuerdo a lo dispuesto en el contrato social, o en la Ley N° 16.060, de 4 de setiembre de 1989. Asimismo, la casa matriz y sucursales estarán gravados en la proporción que corresponda.

Se incluye en el concepto de dividendos y utilidades fictos gravados a la renta neta fiscal gravada obtenida por contribuyentes del IRAE, que cumpla las condiciones establecidas en el inciso primero, cuando los socios o accionistas sean contribuyentes de dicho impuesto. Los referidos dividendos y utilidades fictos serán imputados directamente a los contribuyentes de este impuesto que participen en el capital de los referidos socios o accionistas, en la proporción correspondiente a su participación en el patrimonio, considerando la entidad que realizó la primera imputación. Dicha entidad deberá comunicar a los referidos socios o accionistas el importe del impuesto pagado por este concepto. En este caso, los referidos socios o accionistas contribuyentes del IRAE, al realizar el cálculo de dividendos o utilidades fictos, deducirán el importe ya imputado a las personas físicas por la entidad que realizó la primera imputación.

A los solos efectos de lo dispuesto en el inciso anterior, los dividendos y utilidades a que refiere el literal M) del artículo 52 del Título 4 del Texto Ordenado 1996, se considerarán rentas gravadas por el IRAE.

Exceptúase del cómputo a que refiere el inciso primero, a la renta neta fiscal obtenida por las sociedades personales y entidades unipersonales, que en el ejercicio fiscal que le dio origen, los ingresos no superen el límite a que refiere el inciso primero del literal C) del artículo 15 del presente Título.

Quedan excluidos de la determinación de los dividendos y utilidades fictos, los contribuyentes del IRAE y del Impuesto a la Enajenación de Bienes Agropecuarios, cuyas acciones coticen en Bolsas de Valores habilitadas a operar en la República.

El presente régimen regirá a partir del 1° de marzo de 2017.

ARTÍCULO 12 TER. (Cómputo de las retenciones por dividendos y utilidades fictos).- Los pagos realizados por el Impuesto a las Rentas de los No Residentes por los dividendos o utilidades fictos a que refiere el artículo anterior, serán imputados al impuesto generado por los dividendos o utilidades a que refiere el literal C) del artículo 15 del presente Título, debiendo el responsable designado, retener el impuesto por la diferencia resultante entre ambos conceptos en caso que corresponda. De resultar un excedente, el mismo será imputado al impuesto correspondiente a futuras distribuciones de dividendos o utilidades a que refiere dicho literal C)".

Artículo 171.- Sustitúyese, con vigencia 1° de enero de 2017, el artículo 14 del Título 8 del Texto Ordenado 1996, por el siguiente:

"ARTÍCULO 14. (Tasa).- Las alícuotas del impuesto se aplicarán en forma proporcional de acuerdo con el siguiente detalle:

CONCEPTO	TASA

Intereses correspondientes a depósitos en moneda

CONCEPTO	TASA
nacional y en unidades indexadas, a más de un año en instituciones de intermediación financiera.	7%
Intereses de obligaciones y otros títulos de deuda, emitidos a plazos mayores a tres años, mediante suscripción pública y cotización bursátil.	7%
Intereses correspondientes a los depósitos, a un año o menos, constituidos en moneda nacional sin cláusula de reajuste.	7%
Dividendos o utilidades pagados o acreditados por contribuyentes del Impuesto a la Renta de las Actividades Económicas (IRAE) y los dividendos o utilidades fictos a que refiere el artículo 12 bis de este Título.	7%
Rentas de certificados de participación emitidos por fideicomisos financieros mediante suscripción pública y cotización bursátil a plazos de más de 3 años.	7%
Rentas obtenidas por entidades residentes, domiciliadas, constituidas o ubicadas en países o jurisdicciones de baja o nula tributación o que se beneficien de un régimen especial de baja o nula tributación, excepto dividendos o utilidades pagados o acreditados por contribuyentes del IRAE.	25%
Restantes rentas.	12%".

Artículo 172.- Sustitúyese, con vigencia 1º de enero de 2017, el inciso primero del artículo 87 bis del Título 10 del Texto Ordenado 1996, por el siguiente:

"ARTÍCULO 87 BIS.- Facúltase al Poder Ejecutivo a incrementar en hasta dos puntos porcentuales, la reducción prevista en el artículo anterior, para las operaciones por montos inferiores al equivalente a 4.000 UI (cuatro mil unidades indexadas)".

Artículo 173.- La Dirección General Impositiva podrá otorgar a los sujetos pasivos del Impuesto a la Renta de las Personas Físicas y del Impuesto a las Rentas de los No Residentes el régimen de facilidades previsto en los artículos 11 y siguientes de la Ley Nº 17.555, de 18 de setiembre de 2002, respecto a las obligaciones correspondientes a los rendimientos de capital mobiliario a que refiere el artículo 16 bis del Título 7 del Texto Ordenado 1996 y el artículo 12 bis del Título 8 del Texto Ordenado 1996. Lo dispuesto en el presente artículo regirá para los dividendos y utilidades fictos determinados a partir del cómputo de la renta neta fiscal correspondiente a los ejercicios finalizados hasta el 31 de diciembre de 2014.

Artículo 174.- Otórgase un plazo especial hasta el 30 de abril de 2017, para la presentación de la declaración jurada a que refiere el artículo 3° de la Ley N° 19.333, de 31 de julio de 2015, respecto al impuesto anual de enseñanza primaria que grava a los inmuebles rurales, correspondiente a los ejercicios 2015 y 2016.

Artículo 175.- Agrégase al Código Tributario (Decreto-Ley N° 14.306, de 29 de noviembre de 1974), el siguiente artículo:

"ARTÍCULO 20 BIS. (Conjunto económico).- Cuando se verifique la existencia de un conjunto económico entre sujetos independientes, sus integrantes responderán solidariamente por los adeudos tributarios generados por cada uno de ellos.

La existencia del conjunto económico será determinada según las circunstancias del caso.

Se presumirá, salvo prueba en contrario, que existe conjunto económico cuando se verifique alguna de las siguientes hipótesis:

A) Exista una unidad de dirección o una coordinación conjunta de la actividad económica de diversos sujetos, la que podrá manifestarse en la identidad de las personas que ostentan poderes de decisión para orientar o definir las actividades de cada uno de ellos o la existencia de vínculos de parentesco entre los titulares o integrantes de sus órganos de decisión.

B) Exista una participación recíproca en el capital entre diversos sujetos o un traslado mutuo de ganancias o pérdidas.

C) La actividad económica de diversos sujetos se organice en forma conjunta, ya sea porque cada uno de ellos realiza una etapa de la misma cadena productiva o porque su giro es similar o utilizan en común capital o trabajo o tienen una estructura comercial o industrial común".

Artículo 176.- Sustitúyense los incisos cuarto y quinto del artículo 66 del Código Tributario (Decreto-Ley N° 14.306, de 29 de noviembre de 1974), por los siguientes:

"La determinación administrativa sobre base presunta podrá fundarse en:

A) Coeficientes o relaciones comprobados por la Administración para el contribuyente sujeto a determinación o establecidos con carácter general para grupos de empresas o actividades análogas, que se aplicarán sobre el total de compras o de ventas, sueldos y jornales, consumo de energía u otros insumos representativos que se relacionen con la actividad desarrollada. Cuando para la construcción de los coeficientes o relaciones para el contribuyente sujeto a determinación se realicen muestreos, los mismos se considerarán representativos de la realidad cuando asciendan al menos al 10% (diez por ciento) del universo considerado. La Administración, si lo considera necesario, podrá recurrir a otros índices elaborados por los organismos estatales o paraestatales competentes o por organizaciones especializadas de derecho privado sin fines de lucro.

El coeficiente o relación comprobados, por alguno de los mecanismos previstos en el inciso anterior del presente literal para un ejercicio, podrá aplicarse a los ejercicios anteriores con el límite de tres ejercicios.

B) Cuando se comprueben una o más operaciones no documentadas, total o parcialmente, se podrá determinar el monto total de las realizadas incrementando las operaciones documentadas o registradas por el contribuyente, en el porcentaje que surja de comparar las primeramente mencionadas con el promedio diario de las documentadas o registradas, en el mes anterior al de la comprobación. El porcentaje así establecido se aplicará al ejercicio en el que se comprobó la referida irregularidad. En el caso de actividades zafrales o similares, dicho porcentaje no podrá superar al que resulte de efectuar la misma comparación con las operaciones del mismo mes calendario en que se comprobó la omisión, correspondiente al ejercicio inmediato anterior, actualizadas por la variación del Índice de Precios al por Mayor registrada en el período.

C) Notorias diferencias físicas o de valuación comprobadas con relación al inventario registrado o declarado que se considerarán respecto del ejercicio en que se comprueben, según corresponda: renta neta gravada en los impuestos que gravan la renta, operaciones comprendidas en los impuestos que gravan la circulación de bienes o prestación de servicios y activo computable en los impuestos que gravan al patrimonio.

Declárase que la notoria diferencia física o de valuación comprende los casos de inconsistencias en el inventario registrado o declarado.

Los resultados de los controles que representen por lo menos el 10% (diez por ciento) del valor total del inventario registrado o declarado, podrán generalizarse porcentualmente a la totalidad del mismo a los efectos de la aplicación de este literal.

D) Cuando se realicen controles de las operaciones, la determinación presunta de las ventas, prestaciones de servicios o cualquiera otra prestación, podrá determinarse promediando el monto de las operaciones controladas en no menos de cinco días de un mismo mes, multiplicados por el total de días hábiles comerciales, que representarán las operaciones presuntas del sujeto pasivo bajo control durante ese mes. Si el mencionado control se efectuara en cuatro meses de un mismo ejercicio fiscal, de los cuales tres al menos deben ser alternados, el promedio se considerará suficientemente representativo y podrá aplicarse a los demás meses no controlados del mismo ejercicio fiscal.

E) Cualquier otro hecho o circunstancia debidamente comprobada que normalmente estuviere vinculado o tuviera vinculación con el hecho generador.

En todos los casos deberá fundamentarse en forma circunstanciada la aplicación del criterio presuntivo a la situación de hecho.

La restricción establecida por el artículo 47 de este Código no será aplicable respecto de la información vinculada a terceros utilizada para la determinación presuntiva".

Artículo 177.- Interprétase que a los efectos de lo dispuesto por el artículo 31 del Código Tributario, por condición resolutoria se entiende la no verificación del hecho generador.

Artículo 178.- Derógase el numeral 1°) del artículo 32 de la Ley N° 13.426, de 2 de diciembre de 1965.

Artículo 179.- Interprétase que lo dispuesto por el inciso segundo del artículo 114 de la Ley N° 18.387, de 23 de octubre de 2008, refiere exclusivamente a aquellas obligaciones que componen la masa pasiva del deudor y no comprende las obligaciones devengadas con posterioridad a la declaración judicial del concurso.

Artículo 180.- La importación de bienes competitivos con la industria nacional, no podrá gozar de las exoneraciones establecidas en el Capítulo 1 del Título 3 del Texto Ordenado 1996. A tal efecto, el Ministerio de Economía y Finanzas solicitará el pronunciamiento del Ministerio de Industria, Energía y Minería en forma previa a adoptarse resolución.

Exceptúase de lo dispuesto precedentemente a las donaciones de bienes provenientes del exterior.

A los efectos del presente artículo, se entenderá por bien competitivo aquel respecto del cual exista producción nacional en plaza.

Facúltase al Poder Ejecutivo a disponer excepciones a lo dispuesto en el presente artículo, en aquellos casos en los cuales se justifique y acredite la necesidad de la misma.

Artículo 181.- Toda importación de bienes que resulte exonerada al amparo de las normas previstas en el Título 3 del Texto Ordenado 1996, tendrá por destino exclusivo el desarrollo de la actividad que motiva la exoneración.

El Ministerio de Economía y Finanzas podrá rechazar aquellas solicitudes que evalúe que no cumplen con los fines esenciales y cometidos sustantivos de la institución solicitante y lo comunicará a la Asamblea General para que esta, en un plazo de noventa días, se expida sobre la pertinencia del rechazo, cumplido el cual se tendrá por aceptado el mismo.

Artículo 182.- Las referencias efectuadas al Texto Ordenado 1996 se considerarán realizadas a las normas legales que le dieron origen.

Artículo 183.- El Poder Ejecutivo en oportunidad de cada Rendición de Cuentas y Balance de Ejecución Presupuestal, remitirá información referente al gasto tributario correspondiente a impuestos recaudados por la Dirección General Impositiva, incurrido en el mismo período.

Lo dispuesto en este artículo entrará en vigencia a partir del 1° de enero de 2018.

SECCIÓN VIII

DISPOSICIONES VARIAS

Artículo 184.- Sustitúyese, a partir de la fecha de promulgación de la presente ley, el artículo 2° de la Ley N° 17.947, de 8 de enero de 2006, en la redacción dada por el artículo 734 de la Ley N° 19.355, de 19 de diciembre de 2015, por el siguiente:

"ARTÍCULO 2°.- Conforme a lo dispuesto por el numeral 6°) del artículo 85 de la Constitución de la República, autorízase al Poder Ejecutivo a emitir deuda pública nacional siempre que el incremento de la deuda pública neta al cierre de cada ejercicio respecto al último día hábil del año anterior, no supere los siguientes montos:

A) 16.000.000.000 UI (dieciséis mil millones de unidades indexadas) en el ejercicio 2015.

B) 21.000.000.000 UI (veintiún mil millones de unidades indexadas) en el ejercicio 2016.

C) 17.000.000.000 UI (diecisiete mil millones de unidades indexadas) en el ejercicio 2017.

D) 15.000.000.000 UI (quince mil millones de unidades indexadas) en el ejercicio 2018.

E) 13.500.000.000 UI (trece mil quinientos millones de unidades indexadas) a partir del ejercicio 2019.

Cuando medien situaciones climáticas adversas que determinen que la Administración Nacional de Usinas y Trasmisiones Eléctricas (UTE) deba asumir costos extraordinarios para la generación de energía, el tope referido en el inciso anterior podrá ser adicionalmente incrementado en hasta un máximo equivalente al 1,5% (uno con cinco por ciento) del Producto Bruto Interno (PBI). En ningún caso, a los efectos dispuestos en este artículo, los costos extraordinarios incurridos por UTE, sumados a la variación del Fondo de Estabilización Energética (artículo 773 de la Ley N° 18.719, de 27 de diciembre de 2010) podrán superar el 1,5% (uno con cinco por ciento) del PBI. El Poder Ejecutivo dará cuenta de lo actuado a la Asamblea General".

Artículo 185.- Incorpórase al artículo 9° de la Ley N° 16.696, de 30 de marzo de 1995, en la redacción dada por el artículo 5° de la Ley N° 18.401, de 24 de octubre de 2008, el siguiente inciso:

"Facúltase al Directorio del Banco Central del Uruguay a imputar la reserva especial prevista en el inciso primero del presente artículo, a la restitución, hasta las sumas concurrentes, de los valores que haya emitido o emita el Poder Ejecutivo en cumplimiento de la obligación de capitalización prevista en el artículo anterior".

Artículo 186.- Sustitúyese el artículo 235 de la Ley N° 17.930, de 19 de diciembre de 2005, por el siguiente:

"ARTÍCULO 235.- La promoción de proyectos de Fomento Artístico Cultural se efectuará a través del otorgamiento de incentivos fiscales a quienes efectúen donaciones a favor de los proyectos y de beneficios fiscales a los promotores de los mismos. El Poder Ejecutivo establecerá anualmente los límites de los beneficios e incentivos fiscales que podrán otorgarse en el marco de lo previsto en la presente ley".

Artículo 187.- La actividad de las personas contratadas por la Agencia Nacional de Investigación e Innovación para la evaluación de proyectos de investigación, innovación y formación de capital humano será compatible con el goce de la jubilación.

Artículo 188.- Sustitúyese el artículo 78 del Título 4 del Texto Ordenado 1996, por el siguiente:

"ARTÍCULO 78. Donaciones especiales. Beneficio.- Las donaciones que las empresas contribuyentes del Impuesto a las Rentas de las Actividades Económicas e Impuesto al Patrimonio realicen a las entidades que se indican en el artículo 79 del presente Título, gozarán del siguiente beneficio:

- El 75% (setenta y cinco por ciento) del total de las sumas entregadas convertidas a unidades indexadas a la cotización del día anterior a la entrega efectiva de las mismas, se imputará como pago a cuenta de los tributos mencionados. El organismo beneficiario expedirá recibos que serán canjeables por certificados de crédito de la Dirección General Impositiva, en las condiciones que establezca la reglamentación.

- El 25% (veinticinco por ciento) restante podrá ser imputado a todos los efectos fiscales como gasto de la empresa.

El Poder Ejecutivo podrá establecer topes a los montos totales destinados a la ejecución de proyectos por este régimen. También podrá fijar topes individuales para cada entidad beneficiaria o grupo de entidades de similar naturaleza, así como por donante.

Para las entidades comprendidas en los literales B) a F) del numeral 2) del artículo 79 del presente Título, el porcentaje a imputar como pago a cuenta dispuesto por el inciso primero del presente artículo será del 40% (cuarenta por ciento) y el 60% (sesenta por ciento) restante podrá ser imputado a todos los efectos fiscales como gastos de la empresa.

Las entidades que reciban subsidios o subvenciones del Presupuesto Nacional, deberán optar entre percibir el subsidio o subvención o ampararse en el beneficio previsto en la presente norma. En caso que se opte por el beneficio de la presente norma, los subsidios o subvenciones a cuya percepción se renuncia, serán asignados a la Asociación Nacional para el Niño Lisiado Escuela Franklin Delano Roosevelt".

Artículo 189.- Autorízase a la Administración Nacional de Usinas y Trasmisiones Eléctricas (UTE), a la Administración Nacional de Telecomunicaciones (ANTEL), y a la Administración de las Obras Sanitarias del Estado (OSE), a aportar los datos que le sean requeridos por los Gobiernos Departamentales para el control de los tributos que recauden estos últimos.

Declárase que, a los efectos de lo establecido en el presente artículo, no regirán las limitaciones dispuestas en la Ley N° 18.331, de 11 de agosto de 2008.

La información recibida por los Gobiernos Departamentales en virtud del presente artículo será considerada confidencial en los términos dispuestos por la Ley N° 18.381, de 17 de octubre de 2007.

Artículo 190.- Los organismos referidos en los artículos 191 y 205 de la Constitución de la República y en el artículo 199 de la Ley N° 16.736, de 5 de enero de 1996, en la redacción dada por el artículo 146 de la Ley N° 18.046, de 24 de octubre de 2006 (artículo 177 del TOCAF) y, en general, todos los organismos públicos a los que corresponda publicar los estados que reflejen su actividad financiera, cumplirán dicha obligación mediante la publicación de dichos estados en el sitio web que, a tales efectos, establecerá la Auditoría Interna de la Nación.

La antedicha publicación sustituirá los mecanismos empleados hasta el presente.

Decláranse incluidas dentro de la obligación mencionada en el inciso primero a las personas de derecho público no estatal y personas jurídicas de derecho privado cuyo capital social esté constituido en su totalidad o parcialmente por participaciones, cuotas sociales o acciones nominativas propiedad del Estado o de personas públicas no estatales.